Goldman Sachs Funds

TAX-FREE FUNDS

Annual Report October 31, 2002


R
SCHOO
INTERSTATE

High current income potential

from portfolios that invest primarily

in municipal securities.

Goldman Sachs Asset Management

Market Review

Dear Shareholder:

During the one-year reporting period there were mixed signals on the economic front and a host of issues affecting the financial markets. As is typically the case during periods of uncertainty, this proved to be a positive backdrop for the fixed income markets.

■ **From Recovery to Uncertainty —** As the fiscal year began in November of 2001, the events of September 11 continued to reverberate throughout the world. As a result, a rapid end to the first global recession in a decade appeared unlikely. In an effort to stabilize the economy, the Federal Reserve Board (the "Fed") reduced short-term interest rates aggressively during the fourth quarter of 2001, bringing the federal funds rate to 1.75% — its lowest level since the Kennedy Administration. Low interest rates and attractive finance incentives stimulated consumer spending, driving housing and auto sales to record levels. They also led to a sharp increase in mortgage refinancing, which had the effect of putting more cash in consumers' pockets.

Robust consumer spending combined with declining oil prices and the rapid success of U.S. armed forces in Afghanistan boosted investor confidence in the fourth quarter of 2001. During that period gross domestic product ("GDP") grew 2.7%, reversing the 0.3% contraction from the previous quarter. In a surprising show of strength, GDP for the first quarter of 2002 grew at a rate of 5.0% — driven largely by increases in manufacturing production orders, as companies that had previously cut production in the face of falling demand began to rebuild depleted inventories. However, this positive news was overshadowed by the series of highly publicized accounting scandals. Downside earnings guidance from companies across a range of sectors contributed to the woes in the equity markets, as did news of a sharp decline in GDP growth for the second quarter, which grew only 1.3%. While the revised estimate for third quarter 2002 GDP is 4.0%, many economists are projecting that growth during the last quarter of 2002 will fall back to the 1-2% range.

Acknowledging that consumer and business confidence was wavering, the Fed moved into action in early November by lowering the federal funds rate to 1.25%, a 41-year low. In his November 13, 2002 testimony to the Joint Economic Committee of Congress, Fed Chairman Alan Greenspan acknowledged that several forces have continued to weigh on the economy, including heightened geopolitical risks, the fallout from corporate accounting scandals, and the continued reluctance of businesses to increase their investment spending. The Fed moved its economic bias to neutral at its November meeting, citing that risks to the economy are balanced between slow growth and inflation.

■ **Positive Results for High Quality Fixed Income Securities; Volatility in the Corporate and High Yield Markets —** The very elements that contributed to the severe weakness in the equity markets aided the fixed income markets overall during the reporting period. While fixed income securities experienced their share of volatility — due in part to mixed signals on the economic front — their prices in both the U.S. and abroad generally rose. The combination of falling interest rates and increased demand from investors seeking "safer havens" amid the turmoil in the equity markets contributed to price gains in high quality sectors such as government securities.

An exception was in the corporate bond market, where a confluence of negative events including high profile corporate scandals, volatile rating agency behavior, and poor equity markets combined to drive corporate spreads out to historically wide levels.

Looking ahead, we believe the economy is positioned for a gradual recovery over the next 12 months. With interest rates at historic lows and inflation in check, a solid foundation is in place for future growth. However, a number of uncertainties exist, including the current geopolitical landscape.

As always, we appreciate your investment in the Goldman Sachs Funds and look forward to continuing to serve your financial needs in the years to come.

Sincerely,

David W. Blood
Head, Goldman Sachs
Asset Management

Jonathan Beinner
CIO, Fixed Income Investments
Goldman Sachs Asset Management

November 15, 2002

What Distinguishes Goldman Sachs' Fixed Income Investing Process?

At Goldman Sachs Asset Management, the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.



The Goldman Sachs

U.S. Fixed Income Team has

a well-established reputation

within the municipal bond

market. This provides our

shareholders with superior

access to securities and

improved pricing for fund

transactions.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1   RIGOROUS SECURITY SELECTION

- Assess relative value among sectors (such as mortgages and corporates) and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2   PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on Goldman Sachs' industry renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Short Duration Tax-Free Fund

as of October 31, 2002

Assets Under Management

$255.3 Million

NASDAQ SYMBOLS

Class A Shares

GSDTX

Class B Shares

GSDBX

Class C Shares

GSTCX

Institutional Shares

GSDUX

Service Shares

GSFSX

PERFORMANCE REVIEW

November 1, 2001– October 31, 2002	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman Three-Year Muni Bond Index[4]	Lehman 1–3 Year Muni Bond Index[4]
Class A	3.72%	3.62%	2.22%	4.76%	3.94%
Class B	3.10	2.72	1.67	4.76	3.94
Class C	2.94	2.48	1.52	4.76	3.94
Institutional	4.23	4.35	2.67	4.76	3.94
Service	3.62	3.53	2.17	4.76	3.94

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2002 federal income tax rate of 38.6%.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is compounded semiannually and then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers Three-Year Municipal Bond Index and the Lehman Brothers 1-3 Year Municipal Bond Index are unmanaged indices and do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[5]

For the period ended 9/30/02	Class A	Class B	Class C	Institutional	Service
One Year	2.91%	2.25%	3.22%	5.44%	5.02%
Five Years	3.93	3.74	3.61	4.77	4.23
Ten Years	N/A	N/A	N/A	4.61	N/A
Since Inception	4.22	3.96	3.66	4.61	4.34
	(5/1/97)	(5/1/97)	(8/15/97)	(10/1/92)	(9/20/94)

[5] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 2% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (2% maximum declining to 0% after three years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/02[6]

Sector Allocation		Credit Allocation*	
Revenue Bonds	26.2%	AAA	59.7%
Insured Revenue Bonds	24.0	AA	26.2
General Obligations	19.4	A	6.8
Pre-refunded	13.0	BBB	7.7
Insured General Obligations	12.7		
Variable Rate Demand Notes	4.7		

[6] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

*Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

Short Duration Tax-Free Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Short Duration Tax-Free Fund for the one-year period that ended October 31, 2002.

Performance Review

Over the one-year period that ended October 31, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 3.72%, 3.10%, 2.94%, 4.23%, and 3.62%, respectively. These returns compare to the 4.76% and 3.94% cumulative total returns of the Fund's benchmarks, the Lehman Brothers Three-Year Municipal Bond Index and the Lehman Brothers 1-3 Year Municipal Bond Index, respectively.

In an attempt to lower the Fund's overall volatility we have lowered its duration from 2.5 years to approximately 2.2 years. Effective November 22, 2002, the Fund's target duration will be one to three years, plus or minus 0.5 years. Given the change, in the Investment Adviser's opinion the Lehman Brothers Three-Year Municipal Bond Index is no longer an appropriate benchmark against which to measure the Fund's performance, and as such, the Lehman Brothers 1-3 Year Municipal Bond Index will be the Fund's new benchmark, as its duration range is consistent with the Fund's range.

Municipal Market Performance

The municipal market posted positive returns across the yield curve during the reporting period, despite having to absorb a record amount of supply. New issue supply through the third quarter of 2002 was up 28% versus the same period in 2001, as issuers looked to the municipal market to fund new projects and refinance older, higher-cost debt. Demand has been equally impressive during the reporting period, particularly from retail investors, mutual funds, and property and casualty companies. However, by the end of October 2002, heavy supply finally overwhelmed traditional buyers and pushed municipal securities to historically cheap levels relative to other fixed income asset classes.

Portfolio Composition

The Fund continued to maintain an overall portfolio credit quality in the AA range, with an average duration between 2.3 and 3.2 years. Some of the preferred sector allocations in the Fund include the Healthcare, Utility, and the General Obligations sectors.

Portfolio Highlights

The primary driver of the Fund's underperformance versus the benchmark was its maturity structure. During the reporting period the Fund's portfolio has generally been "barbelled" with securities in the one- and ten-year maturity range. This strategy will generally perform well during periods when the yield curve is flattening. However, the municipal yield curve actually positively steepened to historical levels over the reporting period, leading to relative under-performance. We believe the current shape of the yield curve is unsustainable and expect the curve to return to a more normal shape over the coming year.

Portfolio Outlook

We believe that the supply of municipal securities will remain heavy through the balance of 2002. However, demand should be strong as municipal securities remain at historically cheap levels relative to other fixed income markets. Additionally, demand should be strong entering 2003 as the market looks to reinvest as much as $30 billion in bond redemptions. Continued volatility and global risk should also keep demand stable in the coming year.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income – Municipal Investment Management Team

November 15, 2002

Municipal Income Fund

as of October 31, 2002

Assets Under Management

$219.2 Million

NASDAQ SYMBOLS

Class A Shares

GSMIX

Class B Shares

GSMBX

Class C Shares

GSMUX

Institutional Shares

GSMTX

Service Shares

GSMEX

PERFORMANCE REVIEW

November 1, 2001– October 31, 2002	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman Aggregate Municipal Bond Index[4]
Class A	4.30%	6.11%	3.75%	5.87%
Class B	3.52	5.18	3.18	5.87
Class C	3.52	5.18	3.18	5.87
Institutional	4.71	7.07	4.34	5.87
Service	4.24	N/A	N/A	5.87

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2002 federal income tax rate of 38.6%.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is compounded semiannually and then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The index figures do not include any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[5]

For the period ended 9/30/02	Class A	Class B	Class C	Institutional	Service
One Year	2.84%	1.66%	5.87%	8.15%	7.57%
Five Years	4.60	4.37	4.79	5.96	5.55
Since Inception	5.33 (7/20/93)	5.67 (5/1/96)	4.96 (8/15/97)	6.13 (8/15/97)	5.84 (7/20/93)[6]

[5] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[6] Performance data for Service Shares prior to 8/15/97 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares in the Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/02[7]

Sector Allocation		Credit Allocation*	
Revenue Bonds	45.0%	AAA	49.6%
Insured Revenue Bonds	32.5	AA	12.4
Pre-Refunded	7.7	A	16.2
General Obligations	6.6	BBB	20.4
Insured General Obligations	5.8	BB	0.9
Variable Rate Demand Notes	2.3	B	0.3
Cash	0.1	CCC	0.2

[7] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

*Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

Municipal Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Municipal Income Fund for the one-year period that ended October 31, 2002.

Performance Review

Over the one-year period that ended October 31, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 4.30%, 3.52%, 3.52%, 4.71%, and 4.24%, respectively. These returns compare to the 5.87% cumulative total return of the Fund's benchmark, the Lehman Brothers Aggregate Municipal Bond Index.

Municipal Market Performance

The municipal market posted positive returns across the yield curve during the reporting period, despite having to absorb a record amount of supply. New issue supply through the third quarter of 2002 was up 28% versus the same period in 2001, as issuers looked to the municipal market to fund new projects and refinance older, higher-cost debt. Demand has been equally impressive during the reporting period, particularly from retail investors, mutual funds, and property and casualty companies. However, by the end of October 2002, heavy supply finally overwhelmed traditional buyers and pushed municipal securities to historically cheap levels relative to other fixed income asset classes.

Portfolio Composition

The Fund maintained an overall portfolio credit quality in the AA range, with an average duration between 7.2 and 8.2 years. The largest allocations in the Fund were the Utility, Healthcare, and General Obligations sectors.

Portfolio Highlights

The primary driver of the Fund's underperformance versus the benchmark was a modest overweight in the Airline sector. Airlines have struggled over the past year as a result of both the terrorist attacks in 2001 and the slowing economy. As a result, yield spreads on airline-backed debt widened dramatically over the reporting period. We believe that there are vast differences in quality between the various airlines. The Fund's current positions continue to offer value based on our holding's individual credit and due to the strategic importance of the project being financed. By strategic importance we are referring to how critical each project is to the airline that is backing the bond. We believe that the positions currently held finance projects that are vital to the continued operations of each of the airlines backing the bonds.

Portfolio Outlook

We believe that the supply of municipal securities will remain heavy through the balance of 2002. However, demand should be strong as municipal securities remain at historically cheap levels relative to other fixed income markets. Additionally, demand should be strong entering 2003 as the market looks to reinvest as much as $30 billion in bond redemptions. Continued volatility and global risk should also keep demand stable in the coming year.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income – Municipal Investment Management Team

November 15, 2002

High Yield Municipal Fund

as of October 31, 2002

Assets Under Management

$1.1 Billion

NASDAQ SYMBOLS

Class A Shares

GHYAX

Class B Shares

GHYBX

Class C Shares

GHYCX

Institutional Shares

GHYIX

PERFORMANCE REVIEW

November 1, 2001– October 31, 2002	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman High Yield Municipal Index[4]	Lehman Aggreggate Municipal Bond Index[5]
Class A	3.66%	8.68%	5.33%	-2.65%	5.87%
Class B	2.88	7.85	4.82	-2.65	5.87
Class C	2.88	7.85	4.82	-2.65	5.87
Institutional	4.07	9.76	5.99	-2.65	5.87

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2002 federal income tax rate of 38.6%.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is compounded semiannually and then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers High Yield Municipal Index is an unmanaged index made up of bonds that are non-investment grade, unrated, or rated below Ba1 by Moody's Investors Services with a remaining maturity of at least one year. The Index does not include any deduction for fees, expenses or taxes.

[5] The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[6]

For the period ended 9/30/02	Class A	Class B	Class C	Institutional
One Year	2.02%	0.81%	5.02%	7.29%
Since Inception (4/3/00)	6.50	6.44	7.67	8.91

[6] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/02[7]

Credit Allocation*	% of Portfolio
AAA	16.0%
AA	2.2
A	12.5
BBB	16.1
BB	44.8
B	8.4
CCC	0.5

[7] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

*Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

High Yield Municipal Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs High Yield Municipal Fund for the one-year period that ended October 31, 2002.

Performance Review

Over the one-year period that ended October 31, 2002, the Fund's Class A, B, C, and Institutional Shares generated cumulative total returns, without sales charges, of 3.66%, 2.88%, 2.88%, and 4.07%, respectively. These returns compare to the -2.65% and 5.87% cumulative total returns of the Fund's benchmarks, the Lehman Brothers High Yield Municipal Index and the Lehman Brothers Aggregate Municipal Bond Index, respectively.

Municipal Market Performance

The municipal market posted positive returns across the yield curve during the reporting period, despite having to absorb a record amount of supply. New issue supply through the third quarter of 2002 was up 28% versus the same period in 2001, as issuers looked to the municipal market to fund new projects and refinance older, higher-cost debt. Demand has been equally impressive during the reporting period, particularly from retail investors, mutual funds, and property and casualty companies. However, by the end of October 2002, heavy supply finally overwhelmed traditional buyers and pushed municipal securities to historically cheap levels relative to other fixed income asset classes.

Investment Objective

The Fund seeks a high level of current income that is exempt from regular federal income tax, and invests in securities that may also have the potential for capital appreciation.

Portfolio Composition

The Fund's sector and individual security selection were the main drivers of performance over the reporting period. The Fund continues to be overweight in some of the areas that we believe offer the best value, including the Land Secured/Assessment, Healthcare, and Utility sectors. With credit spreads at wide historical levels, we continue to be optimistic on the high yield market while being extremely selective in terms of individual securities.

Portfolio Highlights

Over the last year, the high yield municipal market has had tremendous volatility from both a credit and interest rate perspective. While interest rates overall have come down during the year, credit spreads have increased to historically wide levels. The spread between the Lehman Brothers Aggregate Municipal Bond Index and the Lehman Brothers High Yield Municipal Index increased over the fiscal year from 315 basis points on October 31, 2001 to 435 basis points on October 31, 2002. Much of this widening was due to the Airline industry's continued difficulty. The Fund's outperformance versus the Lehman Brothers High Yield Municipal Index was largely due to its underweight position in the airline industry. The Fund's underperformance versus the Lehman Brothers Aggregate Municipal Bond Index was due to the fact that the Index is comprised of investment grade and high municipal securities, while the Fund invests largely in only high yield issues. During the reporting period, investment grade municipals outperformed their high yield counterparts due largely to the uncertain economic environment and because of the poor performance of high yield airline bonds.

Portfolio Outlook

We believe that the supply of municipal securities should remain heavy through the balance of 2002. However, demand should be strong as municipal securities remain at historically cheap levels relative to other fixed income markets. Additionally, demand should be strong entering 2003 as the market looks to reinvest as much as $30 billion in bond redemptions. Continued volatility and global risk should also keep demand stable in the coming year.

The Fund is designed to be opportunistic; unlike typical open-end mutual funds, it will continue to open and close based on prevailing market conditions, while offering daily liquidity to existing shareholders.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income – Municipal Investment Management Team

November 15, 2002

Performance Summary

October 31, 2002

The following graph shows the value as of October 31, 2002, of a $10,000 investment made on October 1, 1992 (commencement of operations) in the Institutional Shares of the Goldman Sachs Short Duration Tax-Free Fund. For comparative purposes, the performance of the Fund's new benchmark, the Lehman Brothers 1-3 Year Municipal Bond Index ("Lehman 1-3 Year Muni Bond Index"), as well as the Lehman Brothers Three-Year Municipal Bond Index ("Lehman Three-Year Muni Bond Index") are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from the Institutional Shares due to differences in fees and loads.

Short Duration Tax-Free Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested October 1, 1992 to October 31, 2002.



Average Annual Total Return through October 31, 2002	Since Inception	Ten Years	Five Years	One Year
Class A (commenced May 1, 1997)				
Excluding sales charges	4.40%	n/a	4.15%	3.72%
Including sales charges	4.02%	n/a	3.73%	1.63%
Class B (commenced May 1, 1997)				
Excluding contingent deferred sales charges	3.76%	n/a	3.52%	3.10%
Including contingent deferred sales charges	3.76%	n/a	3.52%	1.06%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	3.45%	n/a	3.40%	2.94%
Including contingent deferred sales charges	3.45%	n/a	3.40%	1.92%
Institutional Class (commenced October 1, 1992)	4.50%	n/a	4.56%	4.23%
Service Class (commenced September 20, 1994)	4.19%	n/a	4.01%	3.62%

(a) The Fund's new benchmark, the Lehman Brothers 1-3 Year Municipal Bond Index, commenced on July 31, 1993. Because the new benchmark did not exist from October 1, 1992 (commencement of operations of the Fund) to July 31, 1993, the performance of the new benchmark during this period is represented by the performance of the Fund's original benchmark, the Lehman Three-Year Municipal Bond Index.

Statement of Investments

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 95.0%			
Alabama – 3.1%			
Alabama 21st Century Authority RB for Tobacco Settlement Revenue Series 2000 (A/Aa1)			
$ 600,000	5.25%	12/01/2002	$ 601,116
2,000,000	5.25	12/01/2005	2,128,660
Birmingham Jefferson Alabama Civic Center Authority Special Tax Refunding Series 2002 A (FSA) (AAA/Aaa)			
3,000,000	5.25	01/01/2007	3,281,340
Huntsville Alabama GO Warrants Series 1995 A (AA/Aa2)			
1,635,000	6.25	02/01/2006	1,790,995
			$ 7,802,111
Arizona – 5.4%			
Arizona State Transportation Board Excise Tax RB for Maricopa County Regional Area Road Fund Series 2001 (AA/Aa2)			
$2,000,000	5.00%	07/01/2005	$ 2,151,140
Arizona State Transportation Board RB GANS Series 2001 (MBIA) (AAA/Aaa)			
1,950,000	5.25	01/01/2006	2,117,232
Maricopa County Arizona Pollution Control Corp. PCRB VRDN Refunding Arizona Public Service Company Series 1994 F (BBB/Baa1)∀			
2,900,000	3.75	04/08/2003	2,907,018
Maricopa County School District No. 028 GO Bonds for Kyrene Elementary Capital Appreciation Series 1993 B (FGIC) (AAA/Aaa)°			
2,000,000	3.94	01/01/2003	1,994,240
Phoenix Arizona Civic Improvement Corp. Water System RB Junior Lien Series 1996 (AA/AAA)^			
2,150,000	5.90	07/01/2006	2,419,803
Salt River Agricultural Improvement & Power District Electric System RB for Salt River Project Series 2001 A (AA/Aa2)			
2,000,000	5.25	01/01/2006	2,174,080
			$ 13,763,513
Arkansas – 1.1%			
Arkansas State Development Finance Authority Hospital RB for Washington Regional Medical Center Series 2000 (BBB–/Baa3)			
$ 510,000	6.10%	02/01/2004	$ 518,634
Arkansas State GO Bonds for Federal Highway Grant Anticipation Series 2001 A (AA/Aa2)			
2,000,000	5.25	08/01/2007	2,220,960
			$ 2,739,594
California – 2.3%			
California State GO Bonds Series 1992 (FGIC) (AAA/Aaa)			
$5,000,000	8.00%	11/01/2007	$ 5,849,500
Colorado – 0.4%			
Colorado Department of Transportation RANS Series 2001 A (MBIA) (AAA/Aaa)			
$1,000,000	5.50%	06/15/2006	$ 1,104,770
Connecticut – 0.8%			
Connecticut State GO Bonds Unrefunded Balance Series 1993 E (AA/Aa2)			
$2,000,000	4.75%	03/15/2007	$ 2,089,900

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – 2.0%			
Florida State Board of Education GO Bonds for Public Education Series 1998 B (AA–/Aa2)			
$2,000,000	6.00%	06/01/2006	$ 2,245,760
Jacksonville Florida Sales Tax RB Series 2001 (AMBAC) (AAA/Aaa)			
2,805,000	5.00	10/01/2004	2,975,628
			$ 5,221,388
Georgia – 2.1%			
Atlanta Georgia GO Series 1994 A (AA–/Aa3)^			
$1,000,000	6.13%	12/01/2004	$ 1,109,020
Georgia State GO Series 1991 A (AAA/Aaa)			
1,000,000	6.10	02/01/2003	1,010,530
Metropolitan Atlanta Rapid Transit Authority Sales Tax RB Series 2001 (AA–/A1)			
3,000,000	5.00	07/01/2004	3,155,310
			$ 5,274,860
Idaho – 1.2%			
Boise-Kuna Idaho Irrigation District (AMBAC) (AAA/Aaa)			
$2,750,000	5.00%	07/01/2006	$ 2,987,655
Illinois – 6.0%			
Chicago Illinois Tax Increment RB for Central Loop Redevelopment Series 2000 A (ACA) (A)			
$1,000,000	6.50%	12/01/2006	$ 1,117,700
Illinois Development Finance Authority RB for Revolving Fund Master Trust Series 2002 (Aaa)			
2,500,000	5.00	03/01/2007	2,724,550
Illinois Educational Facilities Authority RB for Loyola University Chicago Series 1991 A (ETM) (AAA)			
1,500,000	7.00	07/01/2007	1,735,860
Illinois State GO Bonds First Series 2002 (MBIA) (AAA/Aaa)			
2,000,000	5.00	07/01/2005	2,149,000
Illinois State GO Bonds Refunding First Series 2002 (MBIA) (AAA/Aaa)			
3,000,000	5.25	08/01/2010	3,334,260
Metropolitan Pier & Exposition Authority Illinois Dedicated State Tax RB for Mccormick Place Expansion Series 2002 A (MBIA) (AAA/Aaa)			
2,875,000	5.25	06/15/2010	3,188,691
Metropolitan Pier and Exposition Authority Hospitality Facilities RB for McCormick Place Series 1996 (ETM) (AAA/AAA)			
945,000	5.75	07/01/2006	1,014,344
			$ 15,264,405
Indiana – 2.2%			
Indiana Health Facilities Financing Authority Hospital RB for Community Foundation Northwest Industry Series 2001 A (BBB–)			
$ 500,000	5.50%	08/01/2006	$ 514,220
IPS School Building Corp. RB for Indiana Indiana First Mortgage Series 1994 (AAA)^			
4,750,000	6.10	07/15/2004	5,194,030
			$ 5,708,250

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Kentucky – 1.5%			
Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§			
$1,775,000	0.00/5.25%	10/01/2007	$ 1,678,387
Kentucky State Property & Building Community RB for Project No. 74 Series 2002 (A+/Aa3)			
2,000,000	5.25	02/01/2005	2,138,840
			$ 3,817,227
Louisiana – 1.7%			
Louisiana State GO Bonds Series 1998 A (AMBAC) (AAA/Aaa)			
$1,850,000	5.50%	04/15/2005	$ 1,999,554
Louisiana State GO Bonds Series 1994 A (AMBAC) (AAA/Aaa)^			
2,080,000	6.00	05/01/2004	2,253,118
			$ 4,252,672
Maine – 1.2%			
Maine Health & Higher Educational Facilities Authority RB Series 1994 B (FSA) (AAA/Aaa)^			
$2,695,000	7.10%	07/01/2004	$ 2,986,276
Maryland – 2.1%			
Maryland State GO Bonds State & Local Facilities Loan 2nd Series 2001 (AAA/Aaa)			
$3,000,000	5.00%	07/15/2005	$ 3,237,300
Montgomery County Maryland GO Bonds for Consolidated Public Improvement Series 2001 (AAA/Aaa)			
2,000,000	5.00	02/01/2003	2,016,140
			$ 5,253,440
Massachusetts – 1.7%			
Massachusetts State GO Bonds Series 1993 A (MBIA-IBC) (AAA/Aaa)			
$2,000,000	5.25%	02/01/2008	$ 2,057,120
Massachusetts State Health & Educational Facilities Authority RB for Harvard Pilgrim Health Series 1998 A (FSA) (AAA/Aaa)			
2,000,000	5.25	07/01/2009	2,197,420
			$ 4,254,540
Michigan – 1.2%			
Detroit Michigan Series 1995 (FGIC/TCRS) (AAA/Aaa)			
$1,500,000	6.25%	04/01/2005	$ 1,645,620
Michigan Municipal Bond Authority RB for Clean Water Revolving Fund Series 1998 (AAA/Aaa)			
1,310,000	5.00	10/01/2004	1,391,456
			$ 3,037,076
Minnesota – 1.0%			
Minneapolis Minnesota Health Care Systems RB for Fairview Health Services Series 2002 B (MBIA) (AAA/Aaa)			
$1,430,000	5.13%	05/15/2008	$ 1,565,135
Minnesota State GO Bonds Series 1996 (AAA/Aaa)			
1,000,000	5.50	05/01/2005	1,083,290
			$ 2,648,425

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Mississippi – 0.6%			
Mississippi State Highway RB Series No. 39 for Four Lane Highway Program Series 1999 (AAA/Aa1)			
$1,500,000	5.00%	06/01/2003	$ 1,528,830
Missouri – 0.4%			
Cameron Missouri IDA Health Facilities RB for Cameron Community Hospital Series 2000 (ACA) (A)			
$ 980,000	5.88%	12/01/2006	$ 1,070,983
Nevada – 4.7%			
Carson City Hospital RB for Tahoe Hospital Project Series 2002 (A)			
$2,070,000	5.25%	09/01/2005	$ 2,193,310
Clark County Airport RB Series 1998 A (MBIA) (AAA/Aaa)			
1,250,000	6.00	07/01/2008	1,428,138
Clark County Nevada School District GO Bonds Building Series 2002 C (MBIA) (AAA/Aaa)			
2,250,000	5.00	06/15/2007	2,459,857
Clark County Nevada School District GO Bonds Refunding Series 2002 A (FSA) (AAA/Aaa)			
2,000,000	5.50	06/15/2007	2,229,520
Nevada Department of Business and Industry Capital Appreciation RB for Las Vegas Monorail Series 2000 (AMBAC) (AAA/Aaa)°			
800,000	5.01	01/01/2007	698,120
Nevada State GO Bonds Series 1995 C (AA/Aa2)			
1,475,000	6.50	05/01/2005	1,638,032
Washoe County Gas and Water Facilities RB for Sierra Pacific Power Co. Series 1987 (AMBAC) (AAA/Aaa)			
1,300,000	6.30	12/01/2014	1,330,056
			$ 11,977,033
New Hampshire – 0.6%			
New Hampshire Health and Educational Authority Hospital RB Series 2001 (Baa1)∀			
$ 725,000	5.25%	10/01/2004	$ 750,607
New Hampshire Higher Educational and Health Facilities Authority RB for Frisbie Memorial Hospital Series 1993 (A3)			
750,000	6.13	10/01/2013	771,683
			$ 1,522,290
New Jersey – 4.8%			
New Jersey Economic Development Authority RB First Mortgage Keswick Pines Project Series 1993 (AAA/Aaa)^			
$1,945,000	8.75%	01/01/2004	$ 2,126,955
New Jersey Economic Development Authority RB for Market Transition Facility Series 2001 A (MBIA) (AAA/Aaa)			
2,900,000	5.00	07/01/2005	3,119,153
New Jersey Health Care Facilities Financing Authority RB for South Jersey Hospital Series 2002 (Baa1)			
2,555,000	5.00	07/01/2005	2,670,435

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New Jersey – (continued)			
New Jersey State Transit Corp. RB for Capital GANS Series 2000 B (AMBAC) (AAA/Aaa)			
$2,000,000	5.50%	02/01/2005	$ 2,149,720
New Jersey State Transport Trust Fund Authority RB for Transportation Systems Series 1995 B Prerefunded (MBIA) (AAA/Aaa)			
2,000,000	5.75	06/15/2005	2,231,640
			$ 12,297,903
New York – 5.1%			
Battery Park City Authority RB Series 1993 A (AAA/Aa3)			
$2,000,000	5.50%	11/01/2010	$ 2,105,580
Nassau County GO Bonds Series 2000 F (BBB–/Baa3)			
500,000	7.00	03/01/2003	506,780
Nassau County GO Bonds Series 1997 A (FGIC) (AAA/Aaa)			
900,000	5.00	07/01/2004	946,899
New York City IDA Civic Facilities RB for Polytechnical University Project (BBB–/Baa3)			
200,000	5.10	11/01/2005	213,812
250,000	5.20	11/01/2007	272,213
New York City Municipal Water Finance Authority RB for Water and Sewer Systems Series 1993 B (AA/Aa2)			
1,000,000	5.20	06/15/2005	1,058,830
New York GO Bonds Series 1992 A (A/A2)			
430,000	6.25	08/01/2003	437,822
New York GO Bonds Series 1995 E (A/A2)			
1,465,000	6.50	02/15/2004	1,543,875
New York State Power Authority Revenue & General Purpose RB Series 1998 A (AA–/Aa2)			
2,000,000	5.50	02/15/2006	2,193,580
New York State Thruway Authority Service Contract RB for Local Highway & Bridge Series 2002 (AA–)			
2,000,000	5.00	04/01/2006	2,160,180
Otsego County New York Industrial Development Agency Civic Facilities RB for Hartwick College Project Series 2002 A (Baa2)			
405,000	3.75	07/01/2003	407,762
585,000	4.25	07/01/2004	598,514
610,000	4.75	07/01/2005	634,656
			$ 13,080,503
North Carolina – 1.5%			
North Carolina Eastern Municipal Power Agency Revenue Series 1996 A (MBIA) (AAA/Aaa)			
$2,000,000	6.00%	01/01/2006	$ 2,218,120
North Carolina GO Bonds for Public Improvement Series 2001 A (AAA/Aa1)			
1,000,000	4.50	03/01/2004	1,036,840
North Carolina Municipal Power Agency RB for No. 1 Catawba Electric Revenue Series 1992 (BBB+/Baa1)			
480,000	5.90	01/01/2003	482,506
			$ 3,737,466

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Ohio – 6.2%			
Cleveland Ohio City School District RANS RB (AMBAC) Series 1997 (AAA/Aaa)			
$2,000,000	5.50%	06/01/2006	$ 2,209,560
Cleveland Ohio Waterworks RB Series 2001 J (AA–/Aa3)			
1,750,000	5.00	01/01/2004	1,817,620
Ohio Air Quality Development Authority RB for Ohio Edison Co. Series 1999 C (BBB–/Baa2)∀			
1,000,000	5.80	12/01/2004	1,025,210
Ohio GO Bonds for Higher Educational Capital Facilities Series 2000 A (AA+/Aa1)			
2,000,000	5.00	02/01/2004	2,081,780
1,775,000	5.00	02/01/2007	1,936,685
Ohio State RB for Major New State Infrastructure (AA/Aa3)			
3,000,000	5.00	06/15/2007	3,292,080
Ohio State Water Development Authority PCRB VRDN Refunding Cleveland Electric Series 1998 A (BBB/Baa2)∀			
1,350,000	3.40	10/01/2004	1,350,000
Ohio State Water Development Authority RB for Refunding Water Development Pure Water (AMBAC) (AAA/Aaa)			
1,000,000	5.00	06/01/2006	1,085,980
Ohio Water Development Authority RB for Safe Water Series 1997 (AMBAC) (AAA/Aaa)			
1,000,000	5.25	12/01/2004	1,069,220
			$ 15,868,135
Oklahoma – 0.3%			
Grand River Dam Authority RB Series 1993 (BBB+/A2)			
$ 750,000	5.75%	06/01/2006	$ 834,143
Oregon – 1.3%			
Marion County GO Bonds for School District No. 103C Woodburn Series 1995 A (FGIC) (AAA/Aaa)^			
$3,100,000	5.65%	11/01/2005	$ 3,423,826
Pennsylvania – 6.6%			
Delaware County IDA PCRB for Peco Energy Co. Project Series 1999 A (BBB+/A3)∀			
$ 500,000	5.20%	10/01/2004	$ 518,610
Harrisburg Pennsylvania Authority RB for Pooled Bond Program Series 1996 I (MBIA) (AAA/Aaa)^			
3,000,000	5.63	04/01/2006	3,380,370
Lycoming County Authority Hospital RB for Williamsport Hospital Obligation Group Series 1995 (Connie Lee Insurance) (AAA)			
2,000,000	6.00	11/15/2005	2,217,080
Pennsylvania GO Bonds First Series 2001 (AA/Aa2)			
2,000,000	5.00	01/15/2005	2,125,020
1,000,000	5.00	01/15/2010	1,094,040
Pennsylvania GO Bonds Series 2002 (AA/Aa2)			
2,000,000	5.00	02/01/2006	2,161,040

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Pennsylvania – (continued)			
Pennsylvania Hills Township GO Bonds Series 1995 (AMBAC) (AAA/Aaa)			
$ 750,000	5.00%	12/01/2006	$ 807,180
Philadelphia Water and Wastewater RB Series 1999 (AMBAC) (AAA/Aaa)			
750,000	5.00	12/15/2006	823,717
Sayre Health Care Facilities Authority RB for Guthrie Health Issue Series 2002 B (A–)			
370,000	2.40	12/01/2002	370,111
1,020,000	2.75	12/01/2003	1,029,588
Southern Chester County Health & Higher Education Authority Mortgage RB for Medical Center Project Series 1998^			
290,000	5.25	06/01/2004	305,669
Southern Chester County Health & Higher Education Authority Mortgage RB for Medical Series 1997 A^			
2,000,000	6.30	06/01/2003	2,052,140
			$ 16,884,565
Puerto Rico – 4.2%			
Puerto Rico Commonwealth GO Bonds Series 1993 (MBIA-IBC) (AAA/Aaa)			
$4,000,000	5.50%	07/01/2008	$ 4,529,240
Puerto Rico Commonwealth GO Bonds Series 2002 (A–/Baa1)			
2,000,000	5.00	07/01/2003	2,043,860
Puerto Rico Commonwealth GO Bonds Refunding Series 2002 (A–/Baa1)			
1,000,000	5.00	07/01/2004	1,049,430
Puerto Rico Public Buildings Authority RB GTD Government Facilities Series 1997 B (MBIA) (AAA/Aaa)			
3,000,000	4.55	07/01/2005	3,196,830
			$ 10,819,360
South Carolina – 1.3%			
South Carolina GO Bonds for Capital Improvement Series 2001 B (AAA/Aaa)			
$1,000,000	5.50%	04/01/2005	$ 1,081,050
South Carolina State Public Service Authority RB Refunding Series 2002 D (FSA) (AAA/Aaa)			
2,000,000	5.00	01/01/2009	2,191,260
			$ 3,272,310
Tennessee – 1.6%			
Johnson City Health and Educational Facilities Board Hospital RB for First Mortgage Mountain States Series 2001 B (Baa2)∀			
$1,175,000	5.25%	07/01/2004	$ 1,180,769
Memphis Shelby County Tennessee Airport Authority Special Facilities RB Refunding Federal Express Corp. (BBB/Baa2)			
2,000,000	5.05	09/01/2012	2,110,740
Sullivan County Health, Educational & Housing Facilities Board RB for Wellmont Health Systems Project Series 2002 (BBB+)			
670,000	5.00	09/01/2003	685,129
			$ 3,976,638

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Texas – 9.1%			
Austin Texas Water & Wastewater Systems RB Refunding Series 2002 A (AMBAC) (AAA/Aaa)			
$2,500,000	5.00%	11/15/2004	$ 2,651,900
Bexar County RB Series 2000 (MBIA) (AAA/Aaa)			
875,000	5.25	08/15/2003	899,430
Harris County Texas Health Facilities Development Corp. RB for Christus Health Series 1999 A (MBIA) (AAA/Aaa)			
3,000,000	5.25	07/01/2007	3,266,940
Houston Texas GO Bonds Refunding Series 1997 A (AA–/Aa3)			
2,425,000	5.50	03/01/2004	2,543,946
Matagorda County Texas Navigation District #1 RB Refunding Reliant Energy Inc. Series 1999 C (BBB/Ba1)∀			
1,350,000	5.20	11/01/2002	1,350,000
North East Independent School District GO Bonds Capital Appreciation Series 1985 D (AMBAC-TCRS) (AAA/Aaa)°			
1,365,000	2.77	02/01/2003	1,358,898
Odessa Texas Junior College District RB Series 1995 A (AAA/AAA)^			
2,000,000	8.13	06/01/2005	2,332,520
Sabine River Authority PCRB for TXU Electric Co. Project Series 2001 C (BBB/Baa2)∀			
1,000,000	4.00	11/01/2003	978,130
Sam Rayburn Texas Municipal Power Agency RB Refunding (RADIAN) (AA)			
2,000,000	5.00	10/01/2008	2,141,900
San Antonio Electric and Gas RB Series 2001 (AA+/Aa1)			
1,000,000	5.00	02/01/2004	1,039,880
Texas State Turnpike Authority Central Texas Turnpike System RB BANS Second Tier Series 2002 A (AA/Aa3)			
3,000,000	5.00	06/01/2008	3,285,840
Titus County Fresh Water RB for Southwestern Electric Power Co. Series 1991 A (A2)			
1,445,000	8.20	08/01/2011	1,477,744
			$ 23,327,128
Utah – 2.6%			
Utah Building Ownership Authority Lease RB for Capital Appreciation Series 1998 B (FSA) (AAA/Aaa)°			
$2,000,000	3.67%	05/15/2005	$ 1,879,200
Utah County Utah Hospital RB for IHC Health Services Inc. Series 2002 (AA+/Aa2)			
1,500,000	5.00	05/15/2005	1,589,775
Utah State GO Bonds Series 2002 A (AAA/Aaa)			
3,000,000	5.00	07/01/2005	3,227,520
			$ 6,696,495

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Virginia – 3.7%			
Fairfax County Sewer RB Series 1993 (AMBAC) (AAA/Aaa)			
$2,110,000	5.45%	11/15/2008	$ 2,225,248
Loudoun County for Public Improvement Series 2001 C (AA+/Aa1)			
1,250,000	5.25	11/01/2006	1,386,750
Loudoun County Virginia GO Bonds Refunding & Public Improvement Series 2002 A (AA+/Aa1)			
1,500,000	5.00	05/01/2004	1,571,790
Virginia College Building Authority Educational Facilities RB for 21st Century College Program Series 1999 (AA/Aa1)			
2,000,000	4.75	02/01/2004	2,075,920
Virginia Commonwealth Transportation Board RANS for Federal Highway Reimbursement Series 2000 (AA+/Aa2)			
1,000,000	5.50	10/01/2006	1,116,080
Winchester IDA Educational Facilities RB for First Mortgage Shenandoah University Series 1994 (Radian) (AA)^			
1,000,000	6.75	10/01/2004	1,113,640
			$ 9,489,428
Washington – 0.4%			
Washington State Public Power Supply RB Refunding Series 1997 A (AMBAC) (AAA/Aaa)			
$1,000,000	5.00%	07/01/2006	$ 1,083,510
Wisconsin – 2.2%			
Badger Power Marketing Authority Inc. RB for Transmission Delivery Facilities Series 1993 (AMBAC) (AAA/Aaa)			
$1,450,000	5.30%	10/01/2008	$ 1,616,605
Wisconsin GO Bonds Series 1992 (AA–/Aa3)			
1,300,000	6.10	05/01/2004	1,381,952
Wisconsin GO Bonds Series 2000 A (AA–/Aa3)			
2,000,000	5.50	05/01/2005	2,165,060
Wisconsin State Health and Educational Facilities Authority RB for Marshfield Clinic Series 2001 B (BBB+)			
340,000	4.75	02/15/2003	341,486
			$ 5,505,103
Wyoming – 0.8%			
Platte County PCRB for Basin Electric Power Series 1994 (AMBAC-TCRS) (AAA/Aaa)			
$1,975,000	4.95%	01/01/2006	$ 2,121,505
TOTAL DEBT OBLIGATIONS (Cost $238,565,931)			$242,572,756

Principal Amount	Interest Rate	Maturity Date	Value
Short Term Investments – 4.8%			
Illinois – 1.1%			
Illinois Health Facilities Authority RB VRDN for Elmhurst Memorial Health System Series 1998 A (A2)#			
$2,800,000	2.04%	11/01/2002	$ 2,800,000

Principal Amount	Interest Rate	Maturity Date	Value
Short Term Investments – (continued)			
New York – 0.7%			
New York Municipal Water Finance Authority Water & Sewer System RB Adjusted Series 2000 C (SPA-Dexia Credit Local France) (AA/Aa2)#			
$1,700,000	1.99%	11/01/2002	$ 1,700,000
Texas – 2.5%			
Harris County Health Facilities Development Corp. RB VRDN for Methodist Hospital Series 1997 (AA)#			
$6,400,000	1.95%	11/01/2002	$ 6,400,000
Wisconsin – 0.5%			
Wisconsin State Health and Educational Facilities Authority RB VRDN for Ministry Health Care Series 1999 A (AAA/Aaa)#			
$1,280,000	1.91%	11/06/2002	$ 1,280,000
TOTAL SHORT TERM INVESTMENTS (Cost $12,180,000)			$ 12,180,000
TOTAL INVESTMENTS (Cost $250,745,931)			$254,752,756

° Security is issued with a zero coupon. The interest rate disclosed for this maturity represents effective yield to maturity at date of purchase.

^ Prerefunded security. Maturity date disclosed is prerefunding date.

Variable rate security. Coupon rate disclosed is the rate in effect at October 31, 2002.

∀ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are the next interest reset dates.

§ This security is issued with a zero coupon rate which increases to the stated rate at a set date in the future.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
ACA —Insured by American Capital Access
AMBAC —Insured by American Municipal Bond Assurance Corp.
BANS —Bond Anticipation Notes
ETM —Escrow to Maturity
FGIC —Insured by Financial Guaranty Insurance Co.
FSA —Insured by Financial Security Assurance Co.
GANS —Grant Anticipation Notes
GO —General Obligation
GTD —Guaranteed
IDA —Industrial Development Authority
MBIA —Insured by Municipal Bond Investors Assurance
MBIA-IBC—Insured by Municipal Bond Investors Assurance-Insured Bond Certificates
PCRB —Pollution Control Revenue Bond
RANS —Revenue Anticipation Notes
RB —Revenue Bond
SPA —Stand-by Purchase Agreement
TCRS —Transferable Custodial Receipts
VRDN —Variable Rate Demand Notes

Security ratings are obtained from Standard & Poor's/Moody's Investor Service and are unaudited.

Performance Summary

October 31, 2002

The following graph shows the value as of October 31, 2002, of a $10,000 investment made on August 1, 1993 in Class A Shares (with the maximum sales charge of 4.5%) of the Goldman Sachs Municipal Income Fund. For comparative purposes, the performance of the Fund's benchmark, the Lehman Brothers Aggregate Municipal Bond Index (''Lehman Aggregate Muni Bond Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Municipal Income Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested August 1, 1993 to October 31, 2002.[a]



Average Annual Total Return through October 31, 2002	Since Inception	Five Years	One Year
Class A (commenced July 20, 1993)			
Excluding sales charges	5.57%	5.06%	4.30%
Including sales charges	5.05%	4.09%	−0.39%
Class B (commenced May 1, 1996)			
Excluding contingent deferred sales charges	5.26%	4.26%	3.52%
Including contingent deferred sales charges	5.26%	3.85%	−1.66%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	4.45%	4.29%	3.52%
Including contingent deferred sales charges	4.45%	4.29%	2.48%
Institutional Class (commenced August 15, 1997)	5.63%	5.44%	4.71%
Service Class (commenced August 15, 1997)	5.21%	5.04%	4.24%

(a) For comparative purposes, initial investments are assumed to be made on the first day of the month following the commencement of operations.

Statement of Investments

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 104.4%			
Alaska – 1.8%			
Alaska State Housing Finance Corp. Series 1999 A (MBIA) (AAA/Aaa)			
$2,490,000	6.00%	06/01/2049	$ 2,580,163
Northern Tobacco Securitization Corp. RB for Alaska Asset Backed Bonds Series 2001 (A/Aa3)			
1,500,000	5.50	06/01/2029	1,380,390
			$ 3,960,553
Arizona – 3.8%			
Coconino County PCRB for Nevada Power Co. Project Series 1995 E (B–)			
$1,000,000	5.35%	10/01/2022	$ 800,650
Maricopa County MF Hsg. IDA RB for Place Five and Greenery Apartments Series 1996 A (ETM) (AAA)			
1,795,000	5.85	01/01/2008	1,943,249
Maricopa County United School District RB No. 41 (FSA) (AAA/Aaa)			
2,500,000	6.25	07/01/2015	2,908,325
Maricopa County VRDN PCRB for Refunding Arizona Public Service Co. Series 1994 F (Bank of America NT & SA)∀ (BBB/Baa1)			
2,705,000	3.75	04/08/2003	2,711,546
			$ 8,363,770
Arkansas – 3.4%			
Arkansas Development Finance Authority Hospital RB for Washington Regional Medical Center Series 2000 (BBB–/Baa3)			
$5,000,000	7.25%	02/01/2020	$ 5,367,700
Paragould Sales and Use Tax Series 2001 (AMBAC) (AAA/Aaa)			
1,000,000	5.10	06/01/2018	1,066,000
920,000	5.05	06/01/2021	957,886
			$ 7,391,586
California – 3.1%			
Abag Finance Authority RB for Non-Profit Corp. San Diego Hospital Association Series 2001 A (BBB+/Baa1)			
$1,000,000	6.13%	08/15/2020	$ 1,043,820
Abag Finance Authority RB for Non-Profit Corp. Sansum-Santa Barbara Series 2002 A (A+)			
1,500,000	5.50	04/01/2021	1,556,055
California State Public Works Board Lease RB for UCLA Replacement Hospital Series 2002 A (FSA) (AAA/Aaa)			
2,000,000	5.38	10/01/2019	2,127,800
California State University Fresno Association, Inc. RB for Senior Auxiliary Organization Event Center Series 2002 (Baa3)			
1,000,000	6.00	07/01/2022	1,012,490
Palo Alto Improvement Bond Act of 1915 for Special Assessment University Avenue Area off Street Parking Series 2002 A (BBB)			
1,070,000	5.25	09/02/2015	1,092,812
			$ 6,832,977

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Colorado – 2.7%			
Aurora Centretech Metropolitan District Series 1998 C (LOC)∀ (AA–)			
$2,000,000	4.88%	12/01/2008	$ 2,117,480
Colorado Health Facilities Authority RB for Portercare Adventist Health System Series 2001 (A–/A3)			
500,000	6.50	11/15/2031	534,425
Denver City and County Airport RB Series 2001A (AMT)(FGIC) (AAA/Aaa)			
2,680,000	5.25	11/15/2004	2,828,097
Denver City and County Special Facilities Airport RB for United Air Lines Project Series 1992 A (AMT) (CCC/Ca)			
1,000,000	6.88	10/01/2032	357,500
			$ 5,837,502
Connecticut – 1.4%			
Connecticut State GO Bonds Residual Certificates Series 2001 515 (Aa2)¡			
$1,335,000	11.95%	12/15/2013	$ 1,940,770
Mashantucket Western Pequot Tribe Prerefunded RB Series 1996 A (ETM) (AAA/Aaa)†			
1,000,000	6.50	09/01/2005	1,124,900
			$ 3,065,670
District of Columbia – 0.8%			
District of Columbia RB for Medstar University Hospital Series 2001 D (BBB/Baa2)∀			
$1,000,000	6.88%	02/15/2007	$ 1,070,000
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 A PA 821 (RITES)¡			
375,000	9.11	05/15/2024	374,273
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 B PA 821 (RITES)¡			
400,000	9.55	05/15/2033	408,576
			$ 1,852,849
Florida – 3.5%			
Crossings at Fleming Island Community Development District RB for Special Assignment Series 2000 B (MBIA) (AAA/Aaa)			
$1,765,000	5.80%	05/01/2016	$ 1,977,312
Port Everglades Authority RB Series 1986 (ETM) (AAA/Aaa)			
2,785,000	7.13	11/01/2016	3,519,655
Village Center Community Development District Recreational RB Series 2001 A (MBIA) (AAA/Aaa)			
2,090,000	5.00	11/01/2014	2,227,919
			$ 7,724,886
Georgia – 0.5%			
Georgia State GO Bonds Series 1991 A (AAA/Aaa)			
$1,000,000	6.10%	02/01/2003	$ 1,010,530
Hawaii – 1.8%			
Hawaii State Airport Systems RB Series 2000 B (AMT) (FGIC) (AAA/Aaa)			
$3,500,000	6.63%	07/01/2017	$ 3,992,555

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Illinois – 7.8%			
Chicago Midway Airport RB Series 1996 A (MBIA) (AAA/Aaa)			
$2,500,000	5.50%	01/01/2010	$ 2,692,075
Chicago, Illinois Tax Increment for Near South Redevelopment Project Series 2001 A (ACA) (A)			
750,000	5.00	11/15/2011	777,750
1,250,000	6.25	11/15/2013	1,426,188
Chicago, Illinois Tax Increment Junior Lien for Central Loop Redevelopment Project Series 2000 A (ACA) (A)			
2,000,000	6.5	12/01/2008	2,266,920
Illinois Development Finance Authority PCRB for Amerencips Series 2000 A (A/A2)			
2,300,000	5.5	03/01/2014	2,362,744
Illinois Educational Facilities Authority Student Housing RB for Educational Advancement Fund – University Center Project Series 2002 (Baa2)			
2,000,000	6.25	05/01/2030	1,993,460
1,500,000	6.25	05/01/2034	1,469,670
Lake County Community Consolidated School District No. 041 GO Bonds Series 1999 A (FSA) (AAA/Aaa)			
2,725,000	9.00	11/01/2016	4,068,588
			$ 17,057,395
Kansas – 0.5%			
Wichita Hospital RB for Refunding and Improvement Facilities Series 2001 III (A+)			
$1,000,000	5.50%	11/15/2025	$ 1,012,110
Kentucky – 3.3%			
Kenton County Airport Board RB for Delta Airlines Project Series 1992 A (AMT) (BB/Ba3)			
$3,000,000	7.13%	02/01/2021	$ 2,143,470
Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§			
3,250,000	0.00/6.00	10/01/2018	3,051,880
Nelson County Industrial Building RB for Mabex Universal Corp. Project Series 1995 (AMT) (LOC) (Aa3)			
875,000	6.50	04/01/2005	931,481
Russell RB Series 2000 PA 803 (RITES)¡			
1,000,000	13.22	11/15/2005	1,207,830
			$ 7,334,661
Louisiana – 0.8%			
New Orleans Levee District Public Improvement RB Series 1995 (FSA) (AAA/Aaa)			
$1,670,000	5.95%	11/01/2015	$ 1,857,140
Maine – 0.2%			
Maine Educational Loan Authority RB Series 1992 A-1 (AMT)			
$ 430,000	6.80%	12/01/2007	$ 439,391
Maryland – 1.0%			
Frederick County Special Tax for Lake Linganore Village Community Development Series 2001 A (Radian) (AA)			
$ 500,000	5.60%	07/01/2020	$ 536,760
1,000,000	5.70	07/01/2029	1,046,310
Maryland State Health and Higher Educational Facilities Authority RB for Maryland Institute College of Art Series 2001 (Baa1)			
500,000	5.50	06/01/2032	497,180
			$ 2,080,250
Massachusetts – 3.2%			
Massachusetts State GO Bonds Series 1996 D (AMBAC) (AAA/Aaa)			
$3,000,000	4.50%	11/01/2015	$ 3,048,150
Massachusetts State Health and Educational Facilities Authority RB for Harvard Pilgrim Health Series 1998 A (FSA) (AAA/Aaa)			
3,750,000	5.25	07/01/2012	4,020,112
			$ 7,068,262
Michigan – 4.2%			
Detroit GO Bonds Series 1995 (FGIC) (TCRS) (AAA/Aaa)			
$3,250,000	6.25%	04/01/2005	$ 3,565,510
Michigan Hospital Finance Authority RB for Trinity Health Series 2000 A (AA–/Aa3)			
2,500,000	5.5	12/01/2002	2,506,375
Michigan Hospital Finance Authority RB for Ascension Health Credit Series 1999 A (MBIA) (AAA/Aaa)			
2,000,000	6.13	11/15/2023	2,153,420
Pontiac Tax Increment Finance Authority RB for Tax Increment Development Area No. 3 Series 2002 (ACA) (A)			
1,000,000	5.38	06/01/2017	1,024,260
			$ 9,249,565
Mississippi – 0.8%			
Mississippi Business Finance Corp. PCRB for Systems Energy Resources Inc. Project Series 1998 (BBB–/Ba1)			
$1,950,000	5.88%	04/01/2022	$ 1,767,773
Missouri – 1.4%			
Cameron IDA Health Facilities RB Insured by Cameron Community Hospital Series 2000 (ACA) (A)			
$1,800,000	6.25%	12/01/2021	$ 1,941,516
Missouri State Health and Educational Facilities Authority RB for St. Lukes Episcopal-Presbyterian Hospital Series 2001 (FSA) (AAA/Aaa)			
1,000,000	5.50	12/01/2015	1,109,940
			$ 3,051,456
Nevada – 4.2%			
Carson City Hospital RB for Tahoe Hospital Project Series 2002 (A)			
$1,250,000	5.65%	09/01/2022	$ 1,243,812
Las Vegas New Convention and Visitors Authority RB Series 1999 (AMBAC) (AAA/Aaa)			
2,500,000	6.00	07/01/2014	2,825,925
Nevada Department of Business and Industry RB for Las Vegas Monorail Project 1st Tier Series 2000 (AMBAC) (AAA/Aaa)			
2,500,000	5.63	01/01/2032	2,614,100
Washoe County GO Bonds for Reno Sparks Convention Series 2000 A (FSA) (AAA/Aaa)^			
1,585,000	6.38	01/01/2010	1,876,656
Washoe County Water Facility RB for Sierra Pacific Power Co. Series 2001 (AMT) (B+/B1)∀			
750,000	5.75	05/01/2003	735,045
			$ 9,295,538

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			

New Hampshire – 3.2%
New Hampshire Health and Educational Authority Hospital RB Series 2001 (Baa1)∀

Principal Amount	Interest Rate	Maturity Date	Value
$2,175,000	5.25%	10/01/2004	$ 2,251,821

New Hampshire Health and Educational Facilities Authority RB for Healthcare Systems Covenant Health Series 2002 (A–)

500,000	6.00	07/01/2022	510,960

New Hampshire Higher Educational and Health Facilities Authority RB for 1st Mortgage River Woods at Exeter Series 1993 (AAA/Aaa)^

2,845,000	9.00	03/01/2003	2,996,183

New Hampshire Higher Educational and Health Facilities Authority RB for Frisbie Memorial Hospital Series 1993 (A3)

1,250,000	6.13	10/01/2013	1,286,138
			$ 7,045,102

New Jersey – 4.8%
Middlesex County Improvement Authority Lease RB for North Brunswick Township Project Series 2002 A (FGIC) (Aaa)

$2,285,000	5.00%	10/01/2019	$ 2,359,628

New Jersey Health Care Facilities Financing Authority RB for Palisades Medical Center Healthcare Series 2002 (BBB–/Baa3)

500,000	6.50	07/01/2021	504,055

Tobacco Settlement Financing Corp. RB for New Jersey Asset Backed Bonds Series 2002 (A/A1)

4,000,000	5.75	06/01/2032	3,804,080
3,000,000	6.00	06/01/2037	2,853,780
1,000,000	6.13	06/01/2042	959,270
			$ 10,480,813

New Mexico – 4.3%
Farmington PCRB for Southern California Edison Co. Series 1993 A (MBIA) (AAA/Aaa)

$3,000,000	5.88%	06/01/2023	$ 3,108,180

Farmington PCRB Public Service Co. New Mexico San Juan Project Series 1997 D (BBB–/Baa3)

2,760,000	5.80	04/01/2022	2,752,934

Farmington PCRB Public Service Co. New Mexico Series 1997 D (BBB–/Baa3)

3,530,000	6.38	04/01/2022	3,596,117
			$ 9,457,231

New York – 6.8%
Metropolitan Transportation Authority RB Series 2002 PA 1027 (RITES) (AAA)¡

$1,000,000	8.99%	11/15/2015	$ 1,250,340

New York City IDA Civic Facility RB for Polytechnic University Project Series 2000 (BBB–/Baa3)

1,250,000	6.00	11/01/2020	1,292,087

New York City Transitional Finance Authority VRDN RB Series 2002 PA 1043 (RITES) (AA+)¡

1,000,000	8.99	11/01/2009	1,222,140

New York GO Bonds Series 1996 G (A/A2)

3,900,000	5.75	02/01/2014	4,116,333

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			

New York – (continued)
New York GO Bonds Series 1997 J (A/A2)

$2,000,000	6.00%	08/01/2017	$ 2,128,820

New York State Dormitory Authority RB for North Shore University Hospital Series 1998 (MBIA) (AAA/Aaa)

1,500,000	5.50	11/01/2014	1,709,205

Triborough Bridge & Tunnel Authority RB for Refunding General Series 2002 B (AA–/Aa3)

3,000,000	5.25	11/15/2018	3,193,650
			$ 14,912,575

North Carolina – 2.3%
Guilford County GO Bonds Series 2000 B (AAA/Aa1)

$1,750,000	5.25%	10/01/2015	$ 1,913,712

North Carolina Medical Care Community Hospital RB for Northeast Medical Center Project Series 2000 (AMBAC) (AAA/Aaa)

3,000,000	5.50	11/01/2025	3,145,860
			$ 5,059,572

North Dakota – 1.0%
Mercer County PCRB for Basin Electric and Power Series 1995-2 (AMBAC) (AAA/Aaa)

$2,000,000	6.05%	01/01/2019	$ 2,181,920

Ohio – 1.9%
Cleveland Cuyahoga County Port Authority RB for Rock and Roll Hall of Fame Series 1997

$ 600,000	5.45%	12/01/2005	$ 617,028

Ohio Air Quality Development Authority RB for Ohio Edison Co. Project Series 1988 A (BBB–/Baa2)∀

1,000,000	4.85	02/01/2003	1,002,760

Ohio Air Quality Development Authority RB for Ohio Edison Co. Series 1999 C (BBB–/Baa2)∀

2,500,000	5.80	12/01/2004	2,563,025
			$ 4,182,813

Oregon – 0.9%
Klamath Falls Intermediate Community Hospital Authority RB for Merle West Medical Center Project Series 2002 (BBB)

$2,000,000	6.13%	09/01/2022	$ 2,048,120

Pennsylvania – 1.4%
Delaware County IDA PCRB for Peco Energy Co. Project Series 1999 A (BBB+/A3)∀

$1,250,000	5.20%	10/01/2004	$ 1,296,525

Pennsylvania Economic Development Financing Authority Exempt Facilities RB for Amtrak Project Series 2001 A (AMT) (BBB–/A3)

2,000,000	6.25	11/01/2031	1,782,600
			$ 3,079,125

Puerto Rico – 1.2%
Puerto Rico Commonwealth Highway and Transportation Authority RB Series 1996 Y (XLCA) (AAA/Aaa).

$2,500,000	5.00%	07/01/2036	$ 2,523,875

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Tennessee – 5.3%			
Bradley County Industrial Development Board RB for Olin Corp. Project Series 2002 C (BBB/Baa3)			
$1,500,000	6.63%	11/01/2017	$ 1,575,900
Elizabethton Health and Educational Board RB First Mortgage Series 2000 B (MBIA) (AAA/Aaa)			
2,000,000	6.25	07/01/2015	2,374,960
Johnson City Health and Educational Facilities Board Hospital RB First Mortgage Series 2000 A (MBIA) (AAA/Aaa)			
3,000,000	6.25	07/01/2016	3,598,980
McMinnville Housing Authority RB First Mortgage for Beersheba Heights Tower Series 1997 (A2)			
1,010,000	6.00	10/01/2009	1,092,396
Sullivan County Health Educational and Housing Facilities Board RB for Wellmont Health Systems Project Series 2002 (BBB+)			
435,000	5.00	09/01/2004	451,082
Sullivan County Health Educational and Housing Facilities Board RB for Wellmont Health Systems Project Series 2002 (BBB+)			
300,000	5.25	09/01/2005	314,307
Tennessee Housing Development Agency for Homeownership Program 1 Series 2000 (AMT) (AA/Aa2)			
2,130,000	5.85	07/01/2011	2,258,865
			$ 11,666,490
Texas – 7.7%			
Brazos River Authority PCRB for TXU Electric Co. Project Series 2001 D (AMT) (BBB/Baa2)∀			
$1,700,000	4.25%	11/01/2003	$ 1,662,821
Gregg County Health Facilities Development Corp. RB for Good Shepherd Medical Center Project Series 2000 (Radian) (AA/Baa2)			
3,000,000	6.38	10/01/2025	3,309,930
Gulf Coast Waste Disposal Authority Texwaste Disposal RB for Valero Energy Corp. Project Series 2001 (AMT) (BBB/Baa2)			
1,000,000	6.65	04/01/2032	997,420
Harris County Hospital District RB (MBIA) (AAA/Aaa)			
2,050,000	6.00	02/15/2016	2,301,535
Matagorda County Navigation District #1 RB for Refunding Reliant Energy Inc. Series 1999 C (BBB/Ba1)∀			
1,850,000	5.20	11/01/2002	1,850,000
Metropolitan Health Facilities Development Corp. RB for Wilson N. Jones Memorial Hospital Project Series 2001 (Baa3)			
1,300,000	6.63	01/01/2011	1,371,578
Sabine River Authority PCRB for TXU Electric Co. Project Series 2001 C (BBB/Baa2)∀			
2,300,000	4.00	11/01/2003	2,249,699
Texas State Turnpike Authority RB for Central Turnpike System First Tier Series 2002 A (AMBAC) (AAA/Aaa)			
2,000,000	5.00	08/15/2042	1,983,660

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Texas – (continued)			
Waxahachie Independent School District GO Bonds Capital Appreciating Prerefunded Series 2000 (PSF) (Aaa)°			
$1,855,000	6.25%	08/15/2013	$ 1,142,340
			$ 16,868,983
Utah – 0.9%			
Tooele County Hazardous Waste Treatment RB for Union Pacific Project Series 1992 A (BBB/Baa3)			
$2,000,000	5.70%	11/01/2026	$ 1,949,000
Vermont – 1.1%			
Vermont State Student Assistance Corp. Education Loan RB for Finance Program Series 1993 D (FSA) (AMT) (AAA/Aaa)			
$2,000,000	9.50%	12/15/2005	$ 2,351,340
Virginia – 3.3%			
Chesapeake Industrial Development Authority RB for Pollution Control Virginia Project Series 1985 (BBB+/A3)			
$ 750,000	5.25%	02/01/2008	$ 759,728
Fairfax County Economic Development Authority RB for Residential Recovery Refunding Series 1998 A (AAA/Aaa)			
2,890,000	5.85	02/01/2006	3,185,502
Loudoun County GO Bonds for Public Improvement Series 2001 C (AA+/Aa1)			
2,910,000	5.25	11/01/2006	3,228,354
			$ 7,173,584
Washington – 4.9%			
Chelan County Public Utilities District No. 001 RB for Chelan Hydro Project Series 1997 D (AMT) (MBIA) (AAA/Aaa)			
$2,500,000	6.35%	07/01/2028	$ 2,792,400
King County Sewer RB Series 1999-2 (FGIC) (AAA/Aaa)			
3,965,000	6.25	01/01/2016	4,480,331
Washington Housing Finance Commission RB for Single Family Program Series 2000 5-NR (FNMA, FHLMC, GNMA) (Aaa)			
750,000	5.70	06/01/2016	778,418
Washington Public Power Supply System RB for Nuclear Project No. 2 Series 1996 A (AMBAC) (AAA/Aaa)			
2,500,000	5.70	07/01/2011	2,765,750
			$ 10,816,899
Wisconsin – 2.9%			
Wisconsin State GO Bonds Series 1999 C (AA–/Aa3)^			
$5,380,000	6.25%	05/01/2010	$ 6,366,692
U.S. Virgin Islands – 0.3%			
Tobacco Settlement Financing Corp. RB for Virgin Island Asset Backed Bonds Series 2001 (A3)			
$ 600,000	5.00%	05/15/2031	$ 556,296
TOTAL DEBT OBLIGATIONS			
(Cost $217,791,047)			$228,966,849

Principal Amount	Interest Rate	Maturity Date	Value

Short Term Investments – 1.9%

Illinois – 0.1%
Illinois Health Facilities Authority RB VRDN for Elmhurst
  Memorial Health System Series 1998 A (A2)#

$ 230,000	2.04%	11/01/2002	$ 230,000

Texas – 0.2%
Lone Star Texas Airport Improvement Authority RB VRDN
  Multiple Mode Series 1984 A-4 (VMIG1)#

$ 400,000	1.89%	11/01/2002	$ 400,000

Wisconsin – 1.6%
Wisconsin State Health and Educational Facilities Authority
  RB VRDN for Ministry Health Care Series 1999 A (MBIA)
  (AAA/Aaa)#

$2,400,000	1.91%	11/01/2002	$ 2,400,000

Wisconsin State Health and Educational Facilities Authority
  RB VRDN for Ministry Health Care Series 1999 B (MBIA)
  (AAA/Aaa)#

1,100,000	1.91	11/01/2002	1,100,000
			$ 3,500,000

TOTAL SHORT TERM INVESTMENTS
(Cost $4,130,000) $ 4,130,000

TOTAL INVESTMENTS
(Cost $221,921,047) $233,096,849

† Securities are exempt from registration under rule 144A of the
  Securities Act of 1933. Such securities may be resold, normally to
  qualified institutional buyers in transactions exempt from
  registration. Total market value of Rule 144A securities amounted to
  $1,124,900; which represents 0.5% of net assets as of October 31,
  2002.

Variable rate security. Coupon rate disclosed is that which is in
  effect at October 31, 2002.

¡ Inverse variable rate security. Coupon rate disclosed is that which is
  in effect at October 31, 2002.

° Security is issued with a zero coupon. The interest rate disclosed for
  this security represents effective yield to maturity at date of
  purchase.

∀ Securities with ''Put'' features with resetting interest rates. Maturity
  dates disclosed are next reset date.

∧ Prerefunded security. Maturity date disclosed is prerefunding date.

§ This security is issued with a zero coupon rate which increases to
  the stated rate at a set date in the future.

The percentage shown for each investment category
reflects the value of investments in that category as a
percentage of net assets.

Investment Abbreviations:
ACA   —Insured by American Capital Access
AMBAC —Insured by American Municipal Bond Assurance
              Corp.
AMT   —Alternative Minimum Tax
ETM   —Escrow to Maturity
FGIC   —Insured by Financial Guaranty Insurance Co.
FHLMC —Insured by Federal Home Loan Mortgage Corp.
FNMA   —Insured by Federal National Mortgage Association
FSA   —Insured by Financial Security Assurance Co.
GNMA   —Insured by Government National Mortgage Co.
GO   —General Obligation
IDA   —Industrial Development Authority
LOC   —Letter of Credit
MBIA   —Insured by Municipal Bond Investors Assurance
MF Hsg. —Multi-Family Housing
PCRB   —Pollution Control Revenue Bond
PSF   —Guaranteed by Permanent School Fund
RB   —Revenue Bond
RITES   —Residual Interest Tax Exempt Securities
TCRS   —Transferable Custodial Receipts
VRDN   —Variable Rate Demand Note
XLCA   —Insured by XL Capital Assurance

Security ratings are obtained from Standard &
Poor's/Moody's Investor Service and are unaudited.

Performance Summary

October 31, 2002

The following graph shows the value as of October 31, 2002, of a $10,000 investment made on April 3, 2000 (commencement of operations) in the Institutional Shares of the Goldman Sachs High Yield Municipal Fund. For comparative purposes, the performance of the Fund's benchmarks, the Lehman Brothers Aggregate Municipal Bond Index and Lehman Brothers High Yield Municipal Bond Index (''Lehman Aggregate Muni Bond Index and Lehman High Yield Muni Bond Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares. Performance of Class A, Class B and Class C Shares will vary from the Institutional Shares due to differences in fees and loads.

High Yield Municipal Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested April 3, 2000 to October 31, 2002.



Average Annual Total Return through October 31, 2002	Since Inception	One Year
Class A (commenced April 3, 2000)		
Excluding sales charges	7.26%	3.66%
Including sales charges	5.37%	−1.03%
Class B (commenced April 3, 2000)		
Excluding contingent deferred sales charges	6.47%	2.88%
Including contingent deferred sales charges	5.26%	−2.26%
Class C (commenced April 3, 2000)		
Excluding contingent deferred sales charges	6.47%	2.88%
Including contingent deferred sales charges	6.47%	1.85%
Institutional Class (commenced April 3, 2000)	7.69%	4.07%

Statement of Investments

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 97.7%			
Alaska – 0.6%			
Northern Tobacco Securitization Corporate Settlement RB for Asset Backed Bonds Series 2001 (A/Aa3)			
$ 7,500,000	5.50%	6/01/2029	$ 6,901,950
Arizona – 1.5%			
Coconino County PCRB for Nevada Power Co. Project Series 1995 E (B–)			
$ 1,500,000	5.35%	10/01/2022	$ 1,200,975
Maricopa County PCRB for Arizona Public Service Company Series 1994 B (BBB/Baa1)∀			
3,000,000	3.30	11/01/2002	3,000,000
Maricopa County PCRB for El Paso Electric Company Project Series 2002 A (BB+/Ba1)∀			
7,500,000	6.25	08/01/2005	7,538,325
Pima County IDA RB for Tuscon Electric Power Co. Project Series 1997 B (B+/Ba3)			
6,000,000	6.00	09/01/2029	5,520,360
			$ 17,259,660
California – 6.5%			
Abag Finance Authority RB for Nonprofit Corps. Santa Barbara Series 2002 A (A+)			
$ 2,000,000	5.50%	04/01/2021	$ 2,074,740
2,750,000	5.60	04/01/2026	2,835,690
California Educational Facilities Authority RB for Dominican University Series 2001 (Baa3)			
1,445,000	5.75	12/01/2030	1,473,105
California Educational Facilities Authority RB for LA College of Chiropractic Series 1997 (Ba1)			
2,310,000	5.60	11/01/2017	2,055,923
California Educational Facilities Authority RB for Pepperdine University Series 2000 (A1)			
6,000,000	5.75	09/15/2030	6,420,960
California PCRB for Pacific Gas and Electric Co. Series 1993 B (AMT) (CCC/B3)			
695,000	5.85	12/01/2023	654,697
California Special Districts Finance Program COPS Series 2001 NN (MBIA) (AAA/Aaa)			
2,230,000	5.00	09/01/2019	2,285,126
California University Fresno Association Inc. RB for AUX Organization Event Center Series 2002 (Ba1)			
1,100,000	6.75	07/01/2022	1,108,613
Chula Vista Community Facilities District RB No. 99-1-Otay Series 2000			
1,225,000	7.63	09/01/2029	1,355,683
Hawthorne Community Redevelopment Agency Special Tax for Community Facilities District No. 99-1 Series 2000 A (LOC)			
880,000	6.75	10/01/2020	903,848
1,180,000	7.20	10/01/2025	1,213,146
Hawthorne Community Redevelopment Agency Special Tax for Community Facilities District No. 99-1 Series 2000 B (LOC)			
1,675,000	7.20	10/01/2025	1,738,885
Hawthorne Community Redevelopment Agency Tax Allocation for Hawthorne Plaza Project Series 2001			
2,375,000	6.88	07/01/2020	2,411,480

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
California – (continued)			
Lake Elsinore Improvement Bond Act 1915 for Special Assessment District No. 93-1 Series 2000			
$ 1,975,000	7.00%	09/02/2030	$ 2,082,302
Long Beach Special Tax for Community Facilities District #6 Pike Series 2002			
5,000,000	6.30	10/01/2032	5,002,900
Los Angeles Community College District GO Bonds Series 2001 II-R-71-A (MBIA)			
1,665,000	12.75	02/01/2009	2,267,231
Los Angeles Community College District GO Bonds Series 2001 II-R-71-B (MBIA)			
1,670,000	12.79	02/01/2009	2,234,660
Los Angeles Regional Airports Improvement Corp. RB for Facilities Sublease LA International Series 2002 A1 (BB–/B2)			
2,000,000	7.13	12/01/2024	1,335,080
Los Angeles Regional Airports Improvement Corp. RB for Facilities Sublease Terminal 6 Series 1999 (AMT) (B+/B3)			
8,750,000	5.65	08/01/2017	5,555,550
Los Angeles Regional Airports Improvement Corp. RB Series 2002 C (AMT) (BB–/B2)			
1,000,000	6.00	12/01/2002	999,260
1,000,000	6.13	12/01/2003	949,650
3,000,000	6.13	12/01/2007	2,437,740
4,500,000	7.00	12/01/2012	3,004,605
18,000,000	7.50	12/01/2024	12,016,260
Oceanside Community Development Commerce Tax Allocation for Downtown Redevelopment Project Series 2002 (Baa3)			
1,500,000	5.75	09/01/2025	1,526,925
Orange County Community Facilities District Special Tax for No. 1 Ladera Ranch Series 2000 A			
1,000,000	6.20	08/15/2023	1,022,240
Palo Alto Improvement Bond Act 1915 Special Assessment for University Avenue Area Off Shore Parking Series 2002 A (BBB)			
1,125,000	5.25	09/02/2016	1,148,467
1,185,000	5.25	09/02/2017	1,209,719
Richmond Improvement Bond Act. 1915 for Special Assessment Improvement District No. 99-1 Series 2000			
500,000	7.00	09/02/2017	516,575
San Leandro Community Facilities District No. 1 Special Tax Series 2000			
1,690,000	6.40	09/01/2019	1,765,898
Soledad Improvement Bond Act 1915 for Special Assessment District No. 1 The Vineyards Series 2000			
1,995,000	7.25	09/02/2030	2,032,526
			$ 73,639,484
Colorado – 2.1%			
Colorado Health Facilities Authority RB for Portercare Adventist Health System Series 2001 (BBB+/A3)			
$ 1,000,000	6.50%	11/15/2031	$ 1,068,850
Denver City and County Special Facilities Airport RB for United Air Lines Project Series 1992 A (AMT) (CCC/Ca)			
1,620,000	6.88	10/01/2032	579,150

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Colorado – (continued)			
Denver Colorado City and County Airport RB Series 2001 B (FGIC) (AAA/Aaa)			
$ 5,000,000	5.50%	11/15/2014	$ 5,497,600
McKay Landing Metropolitan GO Bonds District No. 2 Series 2000			
1,500,000	7.50	12/01/2019	1,601,160
Saddle Rock Metropolitan District GO Bonds Series 2002 (Radian) (AA)			
1,000,000	5.20	12/01/2021	993,980
Saddle Rock South Metropolitan GO Bonds Mill Levy Obligation Series 2000			
3,000,000	7.20	12/01/2019	3,138,030
Vista Ridge Metropolitan District GO Bonds Series 2001			
10,000,000	7.50	12/01/2031	10,419,400
			$ 23,298,170
Connecticut – 0.7%			
Connecticut GO Bonds for Residual Certificates Series 2001 515 (Aa2)¡			
$ 3,485,000	11.95%	12/15/2013	$ 5,066,354
Connecticut Health and Educational Facility Authority RB for Bristol Hospital Series 2002 B (Radian) (AA)			
605,000	4.30	07/01/2007	635,740
445,000	4.50	07/01/2008	468,247
485,000	4.60	07/01/2009	509,623
515,000	4.70	07/01/2010	544,520
315,000	4.80	07/01/2011	332,400
Connecticut Health and Educational Facility Authority RB for St. Mary's Hospital Corp. Series 1997 E (Baa1)			
695,000	5.88	07/01/2022	624,687
			$ 8,181,571
District of Columbia – 1.7%			
District of Columbia Housing Finance Agency Mortgage RB for Single Family Series 1997 B (GNMA/FNMA) (AMT) (AAA)			
$ 3,920,000	6.35%	06/01/2028	$ 4,146,537
District of Columbia RB for Medstar University Hospital Series 2001 D (BBB/Baa2)∀			
11,000,000	6.88	02/15/2007	11,770,000
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 A PA 821 (RITES)¡			
755,000	11.08	05/15/2024	753,535
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 B PA 821 (RITES)¡			
2,400,000	11.70	05/15/2033	2,451,456
			$ 19,121,528
Florida – 31.4%			
Beacon Tradeport Community Development District RB Special Assessment Project Series 2002 A (Radian) (AA)			
$ 2,000,000	5.25%	05/01/2016	$ 2,153,260
Bella Terra Community Development District Special Assessment Series 2002			
3,690,000	5.65	11/01/2006	3,684,760

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Bonita Springs Vasari Community Development District RB for Capital Improvements Series 2001 A			
$ 5,000,000	6.95%	05/01/2032	$ 5,084,700
Bonnet Creek Resort Community Development District Special Assessment RB Series 2002			
10,000,000	7.38	05/01/2034	9,982,100
2,000,000	7.50	05/01/2034	2,012,860
Briger Community Development District Special Assessment RB Series 2002 A			
3,000,000	6.75	05/01/2033	3,023,880
Brooks of Bonita Springs II Community Development District RB for Capital Improvements Series 2000 A			
6,000,000	7.00	05/01/2031	6,254,460
Brooks of Bonita Springs II Community Development District RB for Capital Improvements Series 2000 B			
2,230,000	6.60	05/01/2007	2,302,921
Capital Region Community Development District RB for Capital Improvement Series 2002 A			
9,910,000	6.70	05/01/2032	10,071,830
Capital Region Community Development District Special Assessment for Capital Improvement Series 2001 A-1			
1,440,000	6.70	05/01/2031	1,472,933
Capital Region Community Development District Special Assessment for Capital Improvement Series 2001 A-2			
2,000,000	6.85	05/01/2031	2,045,400
Capital Trust Agency RB for Seminole Tribe Convention Series 2002 A			
10,000,000	10.00	10/01/2033	10,116,800
Cory Lakes Community Development District for Special Assessment Series 2001 A			
615,000	8.38	05/01/2017	662,896
Cory Lakes Community Development District for Special Assessment Series 2001 B			
1,415,000	8.38	05/01/2017	1,445,847
Crossings at Fleming Island Community Development District RB for Special Assessment Series 2000 C			
5,705,000	7.05	05/01/2015	6,084,440
Double Branch Community Development District Special Assessment Series 2002 A			
10,550,000	6.70	05/01/2034	10,468,660
East Park Community Development District Special Assessment Series 2002			
5,300,000	6.85	05/01/2033	5,141,583
Fishhawk Community Development District Special Assessment Series 2000			
2,540,000	6.65	05/01/2007	2,622,956
Fleming Island Plantation Community Development District RB for Special Assessment Series 2000 B			
5,915,000	7.30	05/01/2015	6,396,599
Grand Haven Community Development District Special Assessment Series 2002			
5,000,000	6.13	11/01/2007	5,067,800
Greyhawk Landing Community Development District Special Assessment Series 2002 A			
3,025,000	7.00	05/01/2033	3,066,775

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Florida – (continued)

Greyhawk Landing Community Development District Special Assessment Series 2002 B

| $ 3,015,000 | 6.25% | 05/01/2009 | $ 3,029,774 |

Halifax Hospital Medical Center RB Series 1999 A

| 955,000 | 7.25 | 10/01/2024 | 1,008,537 |

Hamal Community Development District Special Assessment Series 2001

| 3,725,000 | 6.75 | 05/01/2031 | 3,736,361 |

Harbor Bay Community Development District Special Assessment Capital Improvement Series 2001 A

| 2,370,000 | 7.00 | 05/01/2033 | 2,403,417 |

Harbour Lake Estates Community Development District Special Assessment Series 2001

| 6,430,000 | 6.40 | 2/01/2006 | 6,541,689 |

Heritage Harbour South Community Development District RB for Capital Improvement Series 2002 A

| 3,500,000 | 6.50 | 05/01/2034 | 3,377,605 |

Heritage Harbour South Community Development District RB for Capital Improvement Series 2002 B

| 5,000,000 | 5.40 | 11/01/2008 | 4,944,650 |

Heritage Isles Community Development District RB for Special Assessment Series 2002

| 5,915,000 | 5.90 | 11/01/2006 | 5,948,242 |

Highlands County Health Facilities Authority RB for Hospital Adventist/Sunbelt Series 2001 A (A–/A3)

| 1,250,000 | 6.00 | 11/15/2031 | 1,291,738 |

Indigo Community Development District RB for Capital Improvement Series 1999 B

| 3,425,000 | 6.40 | 05/01/2006 | 3,437,673 |

Julington Creek Plantation Community Development District Special Assessment Series 2002 (MBIA) (AAA/Aaa)

| 3,000,000 | 4.75 | 05/01/2019 | 3,100,590 |
| 1,560,000 | 5.00 | 05/01/2029 | 1,563,089 |

Lake Powell Residential Golf Community Development District Special Assessment Series 2000 A

| 3,725,000 | 7.45 | 05/01/2022 | 3,941,758 |
| 5,155,000∀ | 7.50 | 05/01/2032 | 5,467,444 |

Lakewood Ranch Community Development District No. 5 Special Assessment Series 2001 A

| 3,160,000 | 6.70 | 05/01/2031 | 3,179,402 |

Lexington Oaks Community Development District Special Assessment Series 1998 B

| 90,000 | 5.50 | 05/01/2005 | 90,601 |

Lexington Oaks Community Development District Special Assessment Series 2002 A

| 3,700,000 | 6.70 | 05/01/2033 | 3,754,797 |

Longleaf Community Development District Special Assessment Series 2001

| 1,525,000 | 7.25 | 05/01/2009 | 1,541,653 |

Maple Ridge Community Development District Escrowed to Maturity Series 2000 B (Bayerische Landesbank)

| 2,400,000 | 6.15 | 11/01/2004 | 2,593,248 |

Maple Ridge Community Development District Special Assessment Series 2000 A

| 1,595,000 | 7.15 | 05/01/2031 | 1,705,613 |

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Florida – (continued)

Maple Ridge Community Development District Special Assessment Unrefunded Balance Series 2000 B

| $ 600,000 | 6.15% | 11/01/2004 | $ 602,994 |

Marion County IDA RB for Little Sumter Utility Co. Project Series 2000 (AMT)

| 1,575,000 | 7.08 | 10/01/2020 | 1,599,428 |
| 435,000 | 7.15 | 10/01/2030 | 441,116 |

Marshall Creek Community Development District Special Assessment BANS Series 2002

| 2,250,000 | 5.88 | 06/01/2003 | 2,246,940 |

Meadow Pointe II Community Development District RB for Capital Improvement Series 2000

| 3,245,000 | 6.65 | 04/01/2005 | 3,324,924 |

Meadow Pointe III Community Development District RB for Capital Improvement Series 2001 A

| 3,000,000 | 6.85 | 05/01/2033 | 3,044,730 |

Mediterra North Community Development District RB for Capital Improvement Series 2001 A

| 3,910,000 | 6.80 | 05/01/2031 | 3,957,976 |

Mediterra South Community Development District RB for Capital Improvement Series 1999 A

| 485,000 | 6.95 | 05/01/2031 | 502,668 |

Mediterra South Community Development District RB for Capital Improvement Series 1999 B

| 295,000 | 6.25 | 05/01/2004 | 298,422 |

Mediterra South Community Development District RB for Capital Improvement Series 2001

| 1,640,000 | 6.85 | 05/01/2031 | 1,673,735 |

Miami Beach Health Facilities Authority Hospital RB for Mount Sinai Medical Center Series 2001 (BB/Ba3)∀

| 3,000,000 | 5.50 | 05/15/2005 | 2,811,870 |

Miami Beach Health Facilities Authority Hospital RB for Mount Sinai Medical Center Series 2001 A (BB/Ba3)

| 7,000,000 | 6.13 | 11/15/2011 | 6,350,610 |

Miami Dade County Industrial Development Authority RB for Special Facilities United Air Lines Inc. Project Series 2000 (AMT) (Ca)∀

| 4,000,000 | 6.05 | 03/01/2010 | 550,720 |

Narcoossee Community Development District Special Assessment Series 2002 A

| 5,100,000 | 6.85 | 05/01/2033 | 4,966,227 |

Northwood Community Development District Special Assessment Series 2002

| 1,100,000 | 5.75 | 05/01/2005 | 1,098,735 |

Oakstead Community Development District Capital Improvement RB Series 2002 A

| 4,795,000 | 6.88 | 05/01/2033 | 4,816,769 |

Oakstead Community Development District Capital Improvement RB Series 2002 B

| 3,190,000 | 5.90 | 05/01/2007 | 3,208,215 |

Orlando Urban Community Development District Special Assessment Series 2001 A

| 7,000,000 | 6.95 | 05/01/2033 | 7,108,780 |

Orlando Urban Community Development District Special Assessment Series 2001 B

| 5,000,000 | 6.40 | 05/01/2010 | 5,064,550 |

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Parklands West Community Development District Special Assessment Series 2001 A			
$ 3,500,000	6.90%	05/01/2032	$ 3,522,680
Parklands West Community Development District Special Assessment Series 2001 B			
1,775,000	6.00	05/01/2006	1,779,402
Parkway Center Community Development District Special Assessment Series 2000 A			
905,000	8.25	05/01/2031	814,500
Parkway Center Community Development District Special Assessment Series 2000 B			
7,100,000	8.00	05/01/2010	6,390,000
Pier Park Community Development District Capital Improvement RB Series 2002 1			
14,670,000	7.15	05/01/2034	14,614,841
Pier Park Community Development District Capital Improvement RB Series 2002 2			
1,330,000	7.15	05/01/2034	1,328,790
Poinciana Community Development District Special Assessment Series 2000 A			
5,955,000	7.13	05/01/2031	6,186,590
Preserve at Wilderness Lake Community Development District RB for Capital Improvement Series 2002 B-1			
1,485,000	5.90	11/01/2006	1,481,347
Renaissance Community Development District RB for Capital Improvement Series 2002 A			
6,400,000	7.00	05/01/2033	6,453,184
Renaissance Community Development District RB for Capital Improvement Series 2002 B			
2,000,000	6.25	05/01/2008	2,015,560
Reunion East Community Development District Special Assessment Series 2002 A			
20,190,000	7.20	05/01/2022	20,227,554
Reunion East Community Development District Special Assessment Series 2002 B			
4,000,000	5.90	11/01/2007	3,969,520
Rivercrest Community Development District Special Assessment Series 2001			
5,600,000	7.00	05/01/2032	5,763,128
Saddlebrook Community Development District Special Assessment Series 2001 A			
5,120,000	6.90	05/01/2033	5,188,967
Saddlebrook Community Development District Special Assessment Series 2001 B			
1,000,000	6.25	05/01/2009	1,012,370
Sampson Creek Community Development District Capital Improvement Special Assessment Series 2000 A			
2,340,000	6.95	05/01/2031	2,406,620
Seven Oaks Community Development District I Special Assessment RB Series 2002			
5,000,000	5.60	11/01/2007	4,978,450
St. Lucie West Services District Capital Improvement RB for Road Project Series 1999			
3,640,000	5.88	05/01/2009	3,680,768
University Place Community Development District Special Assessment Series 2001 A			
1,765,000	7.00	05/01/2032	1,785,421

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
University Place Community Development District Special Assessment Series 2001 B			
$ 1,000,000	6.10%	05/01/2007	$ 1,001,760
Village Community Development District No. 3 Special Assessment Series 2002			
8,300,000	6.50	05/01/2032	8,046,103
Village Community Development District No. 4 Special Assessment Series 2000			
4,400,000	7.15	05/01/2018	4,669,192
Village Community Development District No. 4 Special Assessment Series 2002			
2,800,000	6.88	05/01/2022	2,850,596
3,600,000	6.95	05/01/2032	3,657,996
Vista Lakes Community Development District Capital Improvement RB Series 2002 A			
3,750,000	6.75	05/01/2034	3,730,875
Vista Lakes Community Development District Capital Improvement RB Series 2002 B			
2,000,000	5.80	05/01/2008	1,988,040
Vizcaya Community Development District Special Assessment Series 2002			
8,000,000	5.90	05/01/2007	8,045,680
Walnut Creek Community Development District Special Assessment Series 2000 A			
4,270,000	7.30	05/01/2021	4,590,891
Walnut Creek Community Development District Special Assessment Series 2000 B			
2,165,000	6.40	05/01/2005	2,194,682
Waterchase Community Development District Capital Improvement RB Series 2001 A			
3,000,000	6.70	05/01/2032	3,019,680
Waterlefe Community Development District Capital Improvement RB Series 2001 A			
990,000	6.95	05/01/2031	1,012,364
			$ 353,898,301
Georgia – 1.0%			
Atlanta Tax Allocation RB for Atlantic Station Project Series 2001			
$10,000,000	7.75%	12/01/2014	$ 9,943,100
Tift County IDA RB for Beverly Enterprises Project Series 2000			
1,010,000	7.50	07/01/2010	1,027,998
			$ 10,971,098
Hawaii – 0.7%			
Hawaii Airport System RB Series 2001 II-R-59 (AMT) (Aaa)¡			
$ 2,500,000	16.73%	7/01/2015	$ 3,463,650
Hawaii Department of Transport Special Facilities RB for Continental Airlines Inc. Series 2000 (AMT) (B+/B3)			
940,000	7.00	06/01/2020	570,787
Hawaii Improvement District RB No. 17 Special Assessment Kaloko Subdivision Series 2001			
3,995,000	7.38	08/01/2011	4,036,867
			$ 8,071,304

 The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Illinois – 5.2%

Chicago O'Hare International Airport Special Facilities RB for United Air Lines Project Series 1999 A (CCC/Ca)

$ 4,250,000	5.35%	09/01/2016	$ 584,418

Chicago Single Family Mortgage RB for Collateral Series 2001 A (FHLMC/FNMA/GNMA) (AMT) (AAA/Aaa)

8,250,000	6.25	10/01/2032	8,876,092

Chicago, Illinois Tax Increment for Central Loop Redevelopment Series 2000 A (ACA) (A)

250,000	6.50	12/01/2006	279,425
2,000,000	6.50	12/01/2008	2,266,920

Chicago, Illinois Tax Increment for Central Loop Redevelopment Series 2000 A

6,550,000	6.50	12/01/2007	7,145,264

Illinois Development Finance Authority PCRB for Amerencips Series 2000 A (A/A2)

6,050,000	5.50	03/01/2014	6,215,044

Illinois Educational Facilities Authority Student Housing RB for Educational Advancement Fund University Center Project Series 2002 (Baa2)

8,000,000	6.25	05/01/2030	7,973,840
5,500,000	6.25	05/01/2034	5,388,790

Illinois GO Bonds First Series 2001 (MBIA) (AAA/Aaa)

14,860,000	5.38	04/01/2013	16,646,766

Illinois Health Facilities Authority RB for Loyola University Health Systems Series 2001 A (Baa1)

2,000,000	6.00	07/01/2021	2,035,360

Metropolitan Pier & Exposition Authority Dedicated State Tax RB for Capital Appreciation Mccormik Series 2002 A (MBIA) (AAA/Aaa)°

5,000,000	6.01	12/15/2034	839,800

Robbins Resources Recovery RB for Restructuring Project Series 1999 C (AMT)

471,281	7.25	10/15/2009	235,372
			$ 58,487,091

Indiana – 0.7%

Indiana Health Facility Financing Authority Hospital RB for Community Foundation Northwest Industry Series 2001 A (BBB–)

$ 1,500,000	6.38%	08/01/2031	$ 1,452,825

Indianapolis Airport Authority RB for Special Facilities United Air Lines Project Series 1995 A (AMT) (CCC/Ca)

10,000,000	6.50	11/15/2031	3,575,100

Petersburg PCRB for Indianapolis Power & Light Series 1993 B (BB+/A3)

3,200,000	5.40	08/01/2017	3,023,552
			$ 8,051,477

Iowa – 0.4%

Tobacco Settlement Authority RB Series 2001 B (A/A1)

$ 5,000,000	5.30%	06/01/2025	$ 4,398,600

Kentucky – 1.0%

Kentucky Economic Development Finance Authority RB for Appalachian Regional Health Care Series 1997 (BB–)

$ 500,000	5.70%	10/01/2010	$ 470,165

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Kentucky – (continued)

Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 B (MBIA) (AAA/Aaa)°

$ 2,000,000	6.18%	10/01/2022	$ 684,620

Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§

6,750,000	0.00/6.00	10/01/2018	6,338,520

Russell RB Series 2000 PA 803 (RITES)¡

3,000,000	12.22	11/15/2005	3,623,490
			$ 11,116,795

Louisiana – 1.1%

Louisiana Health and Educational Authority RB for Lambeth House Series 1998 A

$ 2,695,000	5.25%	01/01/2005	$ 2,695,350

Saint Charles Parish VRDN PCRB Series 1999 A (BBB–/Baa3)∀

2,000,000	4.90	06/01/2005	2,019,160

Tobacco Settlement Financing Corp. RB Series 2001 PA 951 (RITES)¡

7,000,000	8.10	05/15/2024	5,764,500

West Feliciana Parish PCRB for Gulf State Utilities Co. Series 1984 (BB+/Ba1)

1,500,000	7.70	12/01/2014	1,532,550
			$ 12,011,560

Maryland – 0.0%

Prince Georges County RB for Dimensions Health Corp. Project Series 1994 (B3)

$ 560,000	5.30%	07/01/2024	$ 335,664

Massachusetts – 1.3%

Massachusetts GO Bonds Series 2001 II-R-101(FSA) (Aaa)¡

$ 2,500,000	16.62%	12/01/2014	$ 3,722,875

Massachusetts Health and Education Facilities Authority RB for Saint Memorial Medical Center Series 1993 A (Ba2)

1,000,000	5.75	10/01/2006	976,100

Massachusetts Health and Educational Facilities Authority RB for Civic Investments Series 2002 A

1,500,000	8.00	12/15/2004	1,513,560
3,000,000	9.00	12/15/2015	3,113,310

Massachusetts Health and Educational Facilities Authority RB for Civic Investments Series 2002 B

2,000,000	9.20	12/15/2031	2,043,060

Massachusetts Health and Educational Facilities Authority RB for Partners Healthcare Systems Series 2001 C (AA–/Aa3)

3,000,000	5.75	07/01/2032	3,118,590
			$ 14,487,495

Michigan – 1.2%

Flint Michigan Hospital Building Authority RB Rental for Hurley Medical Center Series 1998 B (Baa2)

$ 1,250,000	5.38%	07/01/2028	$ 1,070,387

Michigan Hospital Finance Authority RB for Ascension Health Credit Series 1999 A (MBIA) (AAA/Aaa)

4,000,000	6.13	11/15/2023	4,306,840

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Michigan – (continued)			
Midland County Economic Development RB for Obligation-Midland Series 2000 B (BB–/Ba3)			
$ 5,000,000	6.75%	07/23/2009	$ 5,160,150
Wayne Charter County Special Airport Facilities RB Northwest Airlines Inc. Series 1995			
4,000,000	6.75	12/01/2015	2,879,840
			$ 13,417,217
Minnesota – 2.3%			
Becker PCRB for Northern States Power Series 2000 A (BBB+/A3)			
$10,000,000	8.50%	04/01/2030	$ 10,956,400
Duluth Economic Development Authority Health Care Facilities RB for St. Luke's Hospital Series 2002 (BB)			
7,500,000	7.25	06/15/2032	7,417,200
Minneapolis and St. Paul Metropolitan Airports Special Facilities RB for Northwest Airlines Project Series 2001 A (AMT)			
3,000,000	7.00	04/01/2025	2,000,190
Minneapolis and St. Paul Metropolitan Airports Special Facilities RB for Northwest Airlines Series 2001 B (AMT)∀			
1,500,000	6.50	04/01/2005	1,395,975
St. Paul Housing and Redevelopment Hospital Authority RB for Healtheast Project Series 1993 A (BB–/Ba2)			
4,735,000	6.63	11/01/2017	4,046,342
			$ 25,816,107
Mississippi – 0.9%			
Mississippi Business Finance Corp. PCRB for Systems Energy Resources Inc. Project Series 1998 (BBB–/Ba1)			
$10,650,000	5.88%	04/01/2022	$ 9,654,758
Missouri – 0.6%			
Kansas City IDA RB for Air Cargo Series 2002 (AMT) (Baa3)			
$ 1,295,000	6.26%	01/01/2030	$ 1,274,966
St. Louis Municipal Finance Corp. Leasehold RB for City Justice Center Series 2001 A (AMBAC) (Aaa)			
5,000,000	5.38	02/15/2014	5,530,100
			$ 6,805,066
Nevada – 2.9%			
Clark County School District GO Bonds Series 2001 C (FGIC) (AAA/Aaa)			
$10,000,000	5.50%	06/15/2015	$ 11,244,700
Las Vegas Local Improvement Bonds Special Assessment District No. 808 Summerlin Area Series 2001			
1,150,000	5.70	06/01/2008	1,169,573
2,000,000	6.75	06/01/2021	2,043,420
Nevada Department of Business and Industry RB for Las Vegas Monorail Project 1st Tier Series 2000 (AMBAC) (AAA/Aaa)			
2,500,000	5.63	01/01/2032	2,614,100
Nevada Department of Business and Industry RB for Las Vegas Monorail Project 2nd Tier Series 2000			
3,600,000	7.25	01/01/2023	3,523,320
1,000,000	7.38	01/01/2030	973,890

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Nevada – (continued)			
Washoe County Water Facility RB for Sierra Pacific Power Co. Series 2001 (AMT) (B+/B1)∀			
$11,250,000	5.75%	05/01/2003	$ 11,025,675
			$ 32,594,678
New Hampshire – 0.2%			
New Hampshire Health and Education Authority Hospital RB Series 2001 (RITES)¡∀			
$ 2,425,000	12.57%	10/01/2004	$ 2,493,797
New Jersey – 7.7%			
New Jersey Economic Development Authority RB for First Mortgage of The Presbyterian Home Series 2001 A			
$ 1,500,000	6.25%	11/01/2020	$ 1,494,630
New Jersey Economic Development Authority Retirement RB for Seabrook Village Inc. Series 2000 A			
2,500,000	8.00	11/15/2015	2,685,125
New Jersey Economic Development Authority Special Facility RB for Continental Airlines Inc. Project Series 1999 (AMT) (B+/B3)			
2,000,000	6.25	09/15/2029	1,001,940
New Jersey Health Care Facilities Financing Authority RB for Palisades Medical Center of New York Healthcare Series 2002 (BBB–/Baa3)			
820,000	6.50	07/01/2021	826,650
500,000	6.63	07/01/2031	506,905
New Jersey Health Care Facilities Financing Authority RB for St. Peters University Hospital Series 2000 A (BBB/Baa2)			
1,500,000	6.88	07/01/2030	1,588,935
New Jersey Health Care Facilities Financing Authority RB for South Jersey Hospital Series 2002 (Baa1)			
2,000,000	6.00	07/01/2032	2,010,840
Tobacco Settlement Financing Corp. RB Series 2002 (A/A1)			
21,750,000	5.75	06/01/2032	20,684,685
22,000,000	6.00	06/01/2037	20,927,720
24,000,000	6.13	06/01/2042	23,022,480
Union County Utilities Authority RB for Ogden Martin Series 1998 A (AMBAC) (AAA/Aaa)			
6,970,000	5.50	06/01/2009	7,631,732
3,625,000	5.50	06/01/2010	3,957,702
			$ 86,339,344
New Mexico – 1.5%			
Farmington PCRB Public Service Co. San Juan Series 1996 B (BBB–/Baa3)			
$ 1,500,000	6.30%	12/01/2016	$ 1,533,330
Farmington PCRB for El Paso Electric Company Project Series 2002 A (BB+/Ba1)∀			
7,500,000	6.38	08/01/2005	7,539,150
Farmington PCRB Southern California Edison Co. Series 1993 A (MBIA) (AAA/Aaa)			
5,000,000	5.88	06/01/2023	5,180,300
Farmington PCRB Tucson Electric Power Co. San Juan Series 1997 A (B+/Ba3)			
3,000,000	6.95	10/01/2020	3,117,120
			$ 17,369,900

 The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New York – 4.3%			
Metropolitan Transport Authority RB Series 2002 PA 1027 (RITES) (AAA)¡			
$ 5,000,000	8.99%	11/15/2015	$ 6,251,700
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 A			
400,000	6.25	11/01/2021	400,904
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 B			
1,500,000	5.88	11/01/2011	1,506,120
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 C			
1,000,000	5.63	11/01/2010	995,270
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 D			
1,000,000	5.63	11/01/2009	1,001,790
New York City IDA Civic Facility RB for Polytechnic University Project Series 2000 (BBB–/Baa3)			
150,000	5.20	11/01/2007	163,328
2,000,000	6.00	11/01/2020	2,067,340
New York City IDA Civic Facility RB for Staten Island University Hospital Project Series 2001 B (Baa3)			
1,000,000	6.38	07/01/2031	999,890
New York City IDA Special Facilities RB for British Airways PLC Project Series 1998 (BBB–/Ba2)			
3,470,000	5.25	12/01/2032	1,842,743
1,530,000	7.63	12/01/2032	1,176,157
New York City Transitional Finance Authority RB Series 2002 R PA 1043 (RITES) (AA+)¡			
8,000,000	8.55	11/01/2009	9,777,120
New York State Dormitory Authority RB for Nyack Hospital Series 1996 (Ba3)			
3,000,000	6.25	07/01/2013	2,490,000
New York State Energy Research and Development Authority RB for Brooklyn Union Gas-B-RMKT-5/13/92 Series 1989 (MBIA) (AMT) (AAA/Aaa)			
6,830,000	6.75	02/01/2024	6,996,310
Port Authority New York & New Jersey Special Obligation RB VRDN for Drivers Series 1997 243 (MBIA) (AMT) (AAA)¡			
9,940,000	10.62	12/01/2013	12,513,864
			$ 48,182,536
North Carolina – 0.2%			
Charlotte Special Facilities RB for Charlotte/Douglas International Airport Series 1998 (AMT)			
$ 1,315,000	5.60%	07/01/2027	$ 511,351
Charlotte Special Facilities RB for Douglas International Airport US Airways Series 2000 (AMT)			
2,000,000	7.75	02/01/2028	975,280
North Carolina Municipal Power Agency No. 1 Catawba Electric RB Series 1998 A (MBIA) (AAA/Aaa)			
1,000,000	5.50	01/01/2014	1,129,730
			$ 2,616,361

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Ohio – 1.3%			
Cleveland Airport Special RB for Continental Airlines Inc. Series 1999 (AMT) (B+/B3)			
$ 7,910,000	5.50%	12/01/2008	$ 6,518,631
4,320,000	5.70	12/01/2019	2,200,608
Ohio Air Quality Development Authority RB for Ohio Edison Co. Project Series 1988 A (BBB–/Baa2)∀			
250,000	4.85	02/01/2003	250,690
Ohio Water Development Authority PCRB for Cleveland Electric Series 1998 A (AMT) (BBB–/Baa2)∀			
3,000,000	4.40	12/01/2003	3,004,260
Ohio Water Development Authority PCRB for Ohio Edison Co. Project Series 1999 B (BBB/Baa2)∀			
3,000,000	3.40	10/01/2004	3,000,000
			$ 14,974,189
Oklahoma – 1.6%			
Oklahoma Development Finance Authority RB for Hillcrest Healthcare Systems Series 1999 A (B–/B2)			
$ 1,700,000	4.80%	08/15/2006	$ 1,472,387
2,000,000	4.90	08/15/2007	1,681,220
5,320,000	5.63	08/15/2019	3,986,489
5,920,000	5.63	08/15/2029	4,207,758
Tulsa Municipal Airport Trust VRDN RB for American Airlines Series 2000 A (AMT) (BB–/B2)∀			
10,000,000	5.80	12/01/2004	6,620,800
			$ 17,968,654
Oregon – 0.2%			
Portland Multifamily RB for Pacific Tower Series 2001 C (AMT)			
$ 2,650,000	7.00%	12/01/2034	$ 2,673,691
Pennsylvania – 4.5%			
Allegheny County Airport RB for Pittsburgh International Airport Series 1997 A-1 (MBIA) (AMT) (AAA/Aaa)			
$ 5,000,000	5.75%	01/01/2009	$ 5,541,500
Allegheny County Hospital Development Authority RB for Health Systems Series 2000 B (B+/B1)			
15,000,000	9.25	11/15/2022	16,291,200
7,840,000	9.25	11/15/2030	8,514,867
Chester County Health & Education RB for Jenners Pond Inc. Project Series 2002			
3,000,000	7.63	07/01/2034	2,930,700
Clarion County IDA RB for Beverly Enterprises Inc. Project Series 2001			
600,000	7.25	12/01/2003	614,838
Cumberland County IDA RB for Beverly Enterprises Inc. Series 1998			
435,000	5.30	10/01/2003	436,692
Cumberland County IDA RB for Beverly Enterprises Inc. Series 1998			
2,000,000	5.50	10/01/2008	1,940,920
Franklin County IDA RB for Beverly Enterprises Project Series 2000			
3,150,000	7.50	07/01/2011	3,162,474

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Pennsylvania – (continued)			
Gettysburg Area IDA RB for Beverly Enterprises Project Series 2000			
$ 2,600,000	7.50%	07/01/2011	$ 2,640,066
Pennsylvania Economic Development Financing Authority Exempt Facilities RB for Amtrak Project Series 2001 A (AMT) (BBB–/A3)			
5,000,000	6.38	11/01/2041	4,474,550
Pennsylvania GO Bonds Series 2002 (AA/Aa2)			
3,350,000	5.50	02/01/2013	3,809,687
			$ 50,357,494
Puerto Rico – 0.9%			
Childrens Trust Fund RB VRDN for Tobacco Settlement Series 2000 II-R-39 (Aa3)¡			
$ 4,715,000	9.42%	01/01/2016	$ 5,809,257
Puerto Rico Public Finance Corp. RB for Residual Certificates Series 2001 520 (MBIA) (Aaa)¡			
3,225,000	12.96	08/01/2016	4,345,817
			$ 10,155,074
Rhode Island – 0.4%			
Tobacco Settlement Financing Corp. RB Series 2001 (A/A1)			
$ 5,000,000	6.13%	06/01/2032	$ 4,780,050
South Carolina – 1.8%			
Connector 2000 Association, Inc. Toll Road RB for Capital Appreciation Series 1998 B (BBB–)°			
$15,000,000	9.59%	01/01/2033	$ 606,450
Greenville County Airport RB for Donaldson Industrial Air Park Project Series 2001 (AMT) (Baa3)			
5,000,000	6.13	10/01/2017	4,987,600
Medical University Hospital Authority RB Series 2002 A (BBB+/Baa2)			
3,000,000	6.50	08/15/2032	3,070,650
South Carolina Jobs Economic Development Authority RB Palmetto Health Alliance Series 2000 A (BBB/Baa2)			
8,750,000	7.13	12/15/2015	9,555,350
Tobacco Settlement Management Authority RB Series 2001 B (A/A1)			
2,000,000	6.38	05/15/2030	1,963,080
			$ 20,183,130
Tennessee – 1.2%			
Elizabethton Health and Educational Facilities Board RB VRDN Series 2001 PA 813 (RITES)¡			
$ 6,000,000	13.02%	07/01/2033	$ 7,425,720
Knox County Hospital Health Educational and Housing Board Facilities RB for Baptist Health Systems of East Tennessee Series 2002 (Baa2)			
1,250,000	6.38	04/15/2022	1,271,150
Metropolitan Knoxville Airport Authority Special Purpose RB for Northwest Airlines Project Series 2002 (AMT)			
2,500,000	8.00	04/01/2032	1,840,775
Shelby County Health, Educational & Housing Board Facilities RB for Methodist Healthcare Series 2002 (BBB+/Baa1)			
2,500,000	6.00	09/01/2020	2,536,175
			$ 13,073,820

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Texas – 5.6%			
Anson Education Facilities Corp. Student Housing RB for University of Texas Waterview Park Project Series 2002 (ACA) (A)			
$ 2,500,000	5.10%	01/01/2034	$ 2,355,500
Bexar County Health Facilities Development Corp. RB for Army Retirement Residence Project Series 2002 (BBB–)			
600,000	6.13	07/01/2022	576,888
1,000,000	6.30	07/01/2032	977,680
Brazos River Authority PCRB for TXU Electric Co Project Series 2001 D (AMT) (BBB/Baa2)∀			
17,100,000	4.25	11/01/2003	16,726,023
Brazos River Authority RB Reliant Energy Inc. Project B Series 1999 (BBB/Ba1)∀			
6,000,000	5.20	12/01/2002	5,984,460
Georgetown Health Facilities Development Corp. RB for Georgetown Hospital Healthcare System Series 1999 (BB+)			
3,000,000	6.25	08/15/2029	2,698,290
Gulf Coast Waste Disposal Authority Texwaste Disposal RB for Valero Energy Corp. Project Series 2001 (AMT) (BBB/Baa2)			
1,500,000	6.65	04/01/2032	1,496,130
Matagorda County Navigation District #1 RB for Reliant Energy Inc. Series 1999 C (BBB/Ba1)∀			
1,800,000	5.20	11/01/2002	1,800,000
Metropolitan Health Facilities Development Corp. RB for Wilson N. Jones Memorial Hospital Project Series 2001 (Baa3)			
4,200,000	7.20	01/01/2021	4,399,920
5,000,000	7.25	01/01/2031	5,218,150
Sabine River Authority PCRB for TXU Energy Co. Project Series 2001 C (BBB/Baa2)∀			
6,700,000	4.00	11/01/2003	6,553,471
Texas State Turnpike Authority Central Turnpike System RB First Tier Series 2002 A (AMBAC) (AAA/Aaa)			
8,000,000	5.00	08/15/2042	7,934,640
Tom Green County Health Facilities Development Corp. Hospital RB for Shannon Health Systems Project Series 2001 (Baa3)			
2,000,000	6.75	05/15/2021	2,058,780
Weslaco Health Facilities RB for Knapp Medical Center Project Series 2002 (BBB+)			
4,395,000	6.00	06/01/2017	4,496,305
			$ 63,276,237
Utah – 0.3%			
Tooele County Hazardous Waste Treatment RB for Union Pacific Project Series 1992 A (AMT) (BBB/Baa3)			
$ 4,000,000	5.70%	11/01/2026	$ 3,898,000
Virginia – 0.9%			
Chesapeake Industrial Development Authority RB Pollution Control Project-RMKT-11/08/02 Series 1985 (BBB+/A3)			
$ 3,250,000	5.25%	02/01/2008	$ 3,292,153
Loudoun County Industrial Development Authority Hospital RB for Loudoun Hospital Center Series 2002 A (BBB–)			
1,000,000	6.10	06/01/2032	991,340

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Virginia – (continued)			
Pocahontas Parkway Association Toll Road RB for Capital Appreciation 1st Tier Series 1998 SubSeries C (Ba1)°			
$ 2,300,000	7.50%	08/15/2005	$ 1,898,351
Pocahontas Parkway Association Toll Road RB Senior Series 1998 A (BBB–/Baa3)			
5,000,000	5.50	08/15/2028	3,739,700
			$ 9,921,544
Wisconsin – 0.4%			
Badger Tobacco Asset Securitization Corp. Asset Backed Series 2002 (A/A1)			
$ 3,250,000	6.38%	06/01/2032	$ 3,122,633
Wisconsin Health & Educational Facilities Authority RB Aurora Health Care Series 1999 B (BBB+)			
1,500,000	5.63	02/15/2020	1,422,180
			$ 4,544,813
Wyoming – 0.3%			
Converse County RB for Memorial Hospital Project Series 2000			
$ 3,605,000	9.00%	12/01/2025	$ 3,888,786
Guam – 0.3%			
Guam Government GO Bonds Series 1993 A (BB)			
$ 3,000,000	5.38%	11/15/2013	$ 3,053,940
U. S. Virgin Islands – 0.3%			
Virgin Islands Public Finance Authority RB Subordinated Lien-Fund Loan Notes Series 1998 D			
$ 2,000,000	6.00%	10/01/2004	$ 2,099,620
1,100,000	6.00	10/01/2005	1,174,679
			$ 3,274,299
TOTAL DEBT OBLIGATIONS (Cost $1,101,653,432)			$1,101,545,233
Short Term Investments – 1.0%			
Georgia – 0.6%			
Putnam County Development Authority PCRB VRDN for Power Control Plant Branch Project Series 1997 (A/A2)#			
$ 6,200,000	2.15%	11/01/2002	$ 6,200,000
Texas – 0.1%			
North Central Health Facilities Development Corp. RB for Presbyterian Medical Center Series 1985 D (MBIA) (SPA) (AAA/Aaa)#			
$ 1,150,000	2.04%	11/01/2002	$ 1,150,000

Principal Amount	Interest Rate	Maturity Date	Value
Short Term Investments – (continued)			
Wisconsin – 0.3%			
Wisconsin Health & Educational Facilities Authority RB for Ministry Health Care Series 1999 A (MBIA) (AAA/Aaa)#			
$ 100,000	1.91%	11/07/2002	$ 100,000
Wisconsin Health & Educational Facilities Authority RB for Ministry Health Care Series 1999 B (MBIA) (AAA/Aaa)#			
3,840,000	1.91	11/07/2002	3,840,000
			$ 3,940,000
TOTAL SHORT TERM INVESTMENTS (Cost $11,290,000)			$ 11,290,000
TOTAL INVESTMENTS (Cost $1,112,943,432)			$1,112,835,233

\# Variable security. Coupon rate disclosed is that which is in effect at October 31, 2002.

¡ Inverse variable rate security. Coupon rate disclosed is that which is in effect at October 31, 2002.

° Security is issued with a zero coupon. The interest rate disclosed for this security represents effective yield to maturity at date of purchase.

∀ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are the next interest reset date.

§ This security is issued with a zero coupon rate which increases to the stated rate at a set date in the future.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:

ACA —Insured by American Capital Access
AMBAC—Insured by American Municipal Bond Assurance Corp.
AMT —Alternative Minimum Tax
BANS —Bond Anticipation Notes
COPS —Certificates of Participation
FGIC —Insured by Financial Guaranty Insurance Co.
FHLMC—Insured by Federal Home Loan Mortgage Corp.
FNMA —Insured by Federal National Mortgage Association
FSA —Insured by Financial Security Assurance Co.
GNMA —Insured by Government National Mortgage Co.
GO —General Obligation
IDA —Industrial Development Authority
LOC —Letter of Credit
MBIA —Insured by Municipal Bond Investors Assurance
PCRB —Pollution Control Revenue Bond
RB —Revenue Bond
RITES —Residual Interest Tax Exempt Securities
SPA —Stand-by Purchase Agreement
VRDN —Variable Rate Demand Note

Security ratings are obtained from Standard & Poor's/Moody's Investor Service and are unaudited.

Statements of Assets and Liabilities

October 31, 2002

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
Assets:			
Investment in securities, at value (identified cost $250,745,931, $221,921,047 and $1,112,943,432, respectively)	$254,752,756	$233,096,849	$1,112,835,233
Cash	27,303	42,965	124,343
Receivables:			
Investment securities sold	2,229,042	—	1,018,503
Interest	3,770,137	4,043,513	25,704,193
Fund shares sold	1,280,934	828,576	1,573,346
Reimbursement from adviser	35,668	28,816	33,224
Total assets	262,095,840	238,040,719	1,141,288,842
Liabilities:			
Payables:			
Investment securities purchased	5,269,600	750,000	9,314,322
Fund shares repurchased	1,076,685	17,445,921	770,116
Income distribution	115,374	354,220	1,635,711
Amounts owed to affiliates	152,113	169,527	846,285
Swap contracts, at value	126,176	61,383	712,519
Accrued expenses and other liabilities	56,837	37,595	98,559
Total liabilities	6,796,785	18,818,646	13,377,512
Net Assets:			
Paid-in capital	253,752,258	213,020,225	1,130,609,762
Accumulated undistributed (distributions in excess of) net investment income	(15,382)	1,518	(383,650)
Accumulated net realized loss on investment transactions	(2,318,470)	(4,914,089)	(1,494,064)
Net unrealized gain (loss) on investments and swap contracts	3,880,649	11,114,419	(820,718)
NET ASSETS	$255,299,055	$219,222,073	$1,127,911,330
Net asset value, offering and redemption price per share:[a]			
Class A	$10.36	$15.29	$10.34
Class B	$10.35	$15.29	$10.34
Class C	$10.36	$15.30	$10.34
Institutional	$10.36	$15.29	$10.34
Service	$10.34	$15.37	—
Shares outstanding:			
Class A	11,476,567	7,791,483	56,663,900
Class B	493,693	1,105,172	3,909,741
Class C	2,696,802	402,229	2,968,638
Institutional	9,972,298	5,017,585	45,527,757
Service	6,970	17,537	—
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	24,646,330	14,334,006	109,070,036

(a) Maximum public offering price per share for Class A Shares of Short Duration Tax-Free (NAV per share multiplied by 1.0204) and for Class A Shares of Municipal Income and High Yield Municipal Funds (NAV per share multiplied by 1.0471) is $10.57, $16.01 and $10.83, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended October 31, 2002

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
Investment income:			
Interest	$5,535,077	$11,614,456	$ 57,322,478
Total income	5,535,077	11,614,456	57,322,478
Expenses:			
Management fees	655,444	1,220,376	4,875,959
Distribution and Service fees[a]	370,105	445,822	1,717,661
Transfer Agent fees[a]	201,257	266,763	1,106,058
Custodian fees	113,882	117,701	223,461
Registration fees	79,873	63,761	117,704
Professional fees	45,307	45,668	40,807
Printing fees	33,669	32,770	28,397
Trustee fees	9,946	9,946	9,946
Service share fees	316	1,359	—
Other	14,941	16,071	20,692
Total expenses	1,524,740	2,220,237	8,140,685
Less — expense reductions	(378,280)	(387,985)	(405,546)
Net expenses	1,146,460	1,832,252	7,735,139
NET INVESTMENT INCOME	4,388,617	9,782,204	49,587,339
Realized and unrealized gain (loss) on investment and swap transactions:			
Net realized gain (loss) from:			
Investment transactions	67,587	702,548	(1,445,939)
Net change in unrealized gain (loss) on:			
Investments	2,026,038	(360,401)	(16,907,184)
Swap contracts	(126,176)	(61,383)	(712,519)
Net realized and unrealized gain (loss) on investment and swap transactions	1,967,449	280,764	(19,065,642)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$6,356,066	$10,062,968	$ 30,521,697

(a) Class specific Distribution and Service and Transfer Agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees				
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Short Duration Tax-Free Fund	$ 178,215	$ 35,235	$156,655	$135,443	$ 6,695	$29,764	$ 29,329	$ 26
Municipal Income Fund	246,967	137,465	61,390	187,695	26,118	11,664	41,177	109
High Yield Municipal Fund	1,097,318	369,052	251,291	833,962	70,120	47,745	154,231	—

Statements of Changes in Net Assets

For the Year Ended October 31, 2002

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
From operations:			
Net investment income	$ 4,388,617	$ 9,782,204	$ 49,587,339
Net realized gain (loss) from investment transactions	67,587	702,548	(1,445,939)
Net change in unrealized gain (loss) on investment and swap transactions	1,899,862	(421,784)	(17,619,703)
Net increase in net assets resulting from operations	6,356,066	10,062,968	30,521,697
Distributions to shareholders:			
From net investment income			
Class A Shares	(1,822,804)	(4,341,087)	(24,231,973)
Class B Shares	(71,241)	(502,690)	(1,768,112)
Class C Shares	(279,104)	(224,803)	(1,201,734)
Institutional Shares	(2,215,431)	(4,959,775)	(22,958,401)
Service Shares	(1,615)	(11,716)	—
From net realized gains on investment transactions			
Class A Shares	—	—	(780,568)
Class B Shares	—	—	(78,729)
Class C Shares	—	—	(47,943)
Institutional Shares	—	—	(685,763)
Total distributions to shareholders	(4,390,195)	(10,040,071)	(51,753,223)
From share transactions:			
Proceeds from sales of shares	288,453,790	210,861,384	711,855,437
Reinvestment of dividends and distributions	3,327,178	6,549,904	36,089,895
Cost of shares repurchased	(131,717,821)	(197,186,350)	(232,487,258)
Net increase in net assets resulting from share transactions	160,063,147	20,224,938	515,458,074
NET INCREASE	162,029,018	20,247,835	494,226,548
Net assets:			
Beginning of year	93,270,037	198,974,238	633,684,782
End of year	$ 255,299,055	$ 219,222,073	$1,127,911,330
Accumulated undistributed (distributions in excess of) net investment income	$ (15,382)	$ 1,518	$ (383,650)

Statements of Changes in Net Assets

For the Year Ended October 31, 2001

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
From operations:			
Net investment income	$ 2,446,384	$ 7,570,786	$ 24,720,289
Net realized gain on investment transactions	414,537	155,682	1,753,396
Net change in unrealized gain on investments	1,743,691	8,569,869	13,800,513
Net increase in net assets resulting from operations	4,604,612	16,296,337	40,274,198
Distributions to shareholders:			
From net investment income			
Class A Shares	(915,164)	(3,277,033)	(12,046,601)
Class B Shares	(62,616)	(359,920)	(1,034,583)
Class C Shares	(48,450)	(166,165)	(743,507)
Institutional Shares	(1,445,118)	(3,514,829)	(11,115,447)
Service Shares	(1,680)	(378)	—
In excess of net investment income			
Class A Shares	(4,524)	—	(30,113)
Class B Shares	(310)	—	(2,586)
Class C Shares	(240)	—	(1,859)
Institutional Shares	(7,144)	—	(27,786)
Service Shares	(8)	—	—
Total distributions to shareholders	(2,485,254)	(7,318,325)	(25,002,482)
From share transactions:			
Proceeds from sales of shares	85,209,525	124,710,969	400,701,737
Reinvestment of dividends and distributions	2,139,398	5,030,915	18,649,947
Cost of shares repurchased	(59,601,316)	(75,506,073)	(71,889,716)
Net increase in net assets resulting from share transactions	27,747,607	54,235,811	347,461,968
TOTAL INCREASE	29,866,965	63,213,823	362,733,684
Net assets:			
Beginning of year	63,403,072	135,760,415	270,951,098
End of year	$ 93,270,037	$198,974,238	$633,684,782
Accumulated undistributed (distributions in excess of) net investment income	$ (12,226)	$ 234,944	$ 7,625

Notes to Financial Statements

October 31, 2002

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs Short Duration Tax-Free Fund (Short Duration Tax-Free), the Goldman Sachs Municipal Income Fund (Municipal Income) and the Goldman Sachs High Yield Municipal Fund (High Yield Municipal), collectively ''the Funds'' or individually a ''Fund.'' Short Duration Tax-Free and Municipal Income are diversified portfolios offering five classes of shares — Class A, Class B, Class C, Institutional and Service. High Yield Municipal is a non-diversified portfolio offering four classes of shares — Class A, Class B, Class C and Institutional.

Since the Funds may invest a large percentage of their total assets in obligations of issuers within the same state, they are subject to possible concentration risks associated with economic, political or legal developments or industrial or regional matters specifically affecting that state.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. Short-term debt obligations maturing in sixty days or less are valued at amortized cost which approximates value.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued. Market premiums and original issue discounts resulting from the purchase of long-term debt securities are amortized to interest income over the life of the security with a corresponding adjustment to the cost basis of the security.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

As required, effective November 1, 2001, the Funds have adopted the provisions of the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies (the ''Guide'') and began to amortize/ accrete all premiums and discounts on debt securities. Prior to November 1, 2001, the Funds did not amortize/accrete all such premiums and discounts. The cumulative effect of these accounting changes had no impact on the total net assets or the net asset value per share of the Funds, but resulted in an increase in the cost of securities and a corresponding increase to net investment income of $979, $25,575 and $135,452 for the Short Duration Tax-Free, Municipal Income and High Yield Funds, respectively, based on securities held by the Funds on October 31, 2001. The statements of changes and financial highlights have not been restated to reflect these changes in presentation for previous periods. The effect of these changes for the year ended October 31, 2002 was as follows:

Fund	Cost	Net Unrealized Loss
Short Duration Tax-Free	$ 842	$ (842)
Municipal Income	17,755	(17,755)
High Yield Municipal	376,874	(376,874)

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company tax-exempt and taxable

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of a portfolio's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Funds bear all expenses and fees relating to their respective Distribution and Service plans. Service Shares bear all expenses and fees related to their service and shareholder Administration Plans. Each class of shares of the Funds separately bears its respective class-specific Transfer Agency fees.

E. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Interest Rate Swaps, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Goldman Sachs Asset Management ("GSAM"), a business unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), serves as each Fund's investment adviser pursuant to Investment Management Agreements (the "Agreements"). Under the Agreements, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered pursuant to the Agreements and the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly at an annual rate equal to 0.40%, 0.55% and 0.55% of the average daily net assets of Short Duration Tax-Free, Municipal Income and High Yield Municipal, respectively. GSAM has voluntarily agreed to waive a portion of its Management fee equal annually to 0.05% of the average daily net assets of Short Duration Tax-Free and Municipal Income. GSAM may discontinue or modify these waivers in the future at its discretion.

GSAM has voluntarily agreed to limit "Other Expenses" (excluding Management, Distribution and Service fees, Transfer Agent fees and expenses and Service Share fees, taxes, interest, brokerage, litigation, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.00% of the average daily net assets of each Fund.

For the year ended October 31, 2002, the Funds' adviser has voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

	Waivers				
		Class B	Other		
		Distribution	Expense		Total Expense
Fund	Management	and Services	Reimbursement	Custody Credit	Reductions
Short Duration Tax-Free	$ 82	$ 5	$282	$ 9	$378
Municipal Income	111	—	273	4	388
High Yield Municipal	—	—	389	17	406

Goldman Sachs serves as Distributor of the shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended October 31, 2002, Goldman Sachs advised the Funds that it retained approximately $218,000, $196,000 and

Notes to Financial Statements (continued)

October 31, 2002

3. AGREEMENTS (continued)

$1,365,000 in contingent deferred sales charges resulting from Class A sales loads in the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds, respectively.

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from each Fund for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00% and 1.00% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal to 0.15% of the average daily net assets attributable to the Class B Shares of Short Duration Tax-Free. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

Goldman Sachs also serves as the Transfer Agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis) of the average daily net asset value of the Service Shares.

At October 31, 2002, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Short Duration Tax-Free	$ 74	$ 51	$ 27	$152
Municipal Income	100	44	26	170
High Yield Municipal	534	188	124	846

4. PORTFOLIO SECURITIES TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of long-term securities for the year ended October 31, 2002, were as follows (in thousands):

Fund	Purchases	Sales and Maturities
Short Duration Tax-Free	$209,260	$ 48,559
Municipal Income	128,944	83,268
High Yield Municipal	953,362	437,024

Futures Contracts — The Funds may enter into futures transactions in order to hedge against changes in interest rates, securities prices or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statements of Operations.

The use of futures contracts involve, to varying degrees, elements of market and counter party risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' strategies and potentially result in a loss. At October 31, 2002, the Funds had no open futures contracts.

Swap Contracts — The Funds may enter into swap transactions for hedging purposes or to seek to increase total return. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or notional principal amount. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Funds, and/or the termination value at the end of the contract. Therefore, the Funds consider the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the value of the underlying reference asset or index.

With respect to interest rate swaps only, the Funds record a net receivable or payable on a daily basis for the net interest income or expense expected to be received or paid. Net interest received or paid on these contracts is recorded as interest income (or as an offset to interest income). With respect to total return swaps, interest paid or received, if any, is included in the valuation of the swaps and not recorded as interest income (or as an offset to interest income).

Fluctuations in the value of swap contracts are recorded for financial statement purposes as unrealized appreciation or depreciation of swap contracts. Realized gains and losses from terminated swaps are included in net realized gains/losses on swap contracts transactions. At October 31, 2002, the Funds had outstanding swap contracts with the following terms:

Fund	Swap Type	Swap Counterparty	Notional Amount (000s)	Termination Date	Rate Type Payments made by the Fund	Rate Type Payments received by the Fund	Unrealized Depreciation
Short Duration Tax-Free	Interest Rate	J.P. Morgan Chase & Co., Inc.	$ 3,700	01/24/2011	4.752%	3-month USD-LIBOR* Floating	$(126,176)
Municipal Income	Interest Rate	J.P. Morgan Chase & Co., Inc.	$ 1,800	01/24/2011	4.752%	3-month USD-LIBOR* Floating	$ (61,383)
High Yield Municipal	Interest Rate	J.P. Morgan Chase & Co., Inc.	$16,800	01/24/2011	4.752%	3-month USD-LIBOR* Floating	$(572,907)
	Interest Rate	J.P. Morgan Chase & Co., Inc.	$ 5,990	04/01/2013	4.818%	3-month USD-LIBOR* Floating	(139,612)
			$22,790				$(712,519)

* London Interbank Offered Rate

5. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the year ended October 31, 2002, the Funds did not have any borrowings under this facility.

Notes to Financial Statements (continued)

October 31, 2002

6. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the fiscal year ended October 31, 2002 was as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Distributions paid from:			
Ordinary income	$ —	$ —	$ 1,641,951
Tax-exempt income	4,390,195	10,040,071	50,104,619
Net long-term Capital Gains	—	—	6,653
Total distributions	$4,390,195	$10,040,071	$51,753,223

As of October 31, 2002, the components of accumulated earnings (losses) on a tax basis were as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Undistributed tax-exempt income — net	$ 98,171	$ 312,406	$ 739,733
Capital loss carryforward	(2,318,471)	(4,914,089)	(1,488,280)
Timing differences	(115,374)	(354,220)	(1,635,711)
Unrealized gains (losses) — net	3,882,471	11,157,751	(314,174)
Total accumulated earnings (losses) — net	$ 1,546,797	$ 6,201,848	$(2,698,432)
Capital loss carryforward years of expiration	2003-2008	2007-2008	2010

At October 31, 2002, the Funds' aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes was as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Tax Cost	$250,744,109	$221,877,715	$1,112,436,888
Gross unrealized gain	7,883,626	15,357,264	55,206,172
Gross unrealized loss	(3,874,979)	(4,138,130)	(54,807,827)
Net unrealized security gain	$ 4,008,647	$ 11,219,134	$ 398,345

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

7. CERTAIN RECLASSIFICATIONS

In order to present the capital accounts on a tax basis, certain reclassifications have been recorded to the Funds' accounts. These reclassifications have no impact on the net asset value of the Funds. Reclassifications result primarily from the difference in the tax treatment of net operating losses, expiration of capital loss carryforward and tax treatment of certain bonds.

Fund	Paid-in Capital	Accumulated Net Realized Gain (Loss)	Accumulated Undistributed Net Investment Gain (Loss)
Short Duration Tax-Free	$(2,897,892)	$2,900,449	$(2,557)
Municipal Income	—	1,134	(1,134)
High Yield Municipal	—	(46,154)	46,154

Notes to Financial Statements (continued)

October 31, 2002

8. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended October 31, 2002, is as follows:

	Short Duration Tax-Free Fund		Municipal Income Fund		High Yield Municipal Fund	
	Shares	**Dollars**	**Shares**	**Dollars**	**Shares**	**Dollars**
Class A Shares						
Shares sold	10,879,885	$ 111,843,970	8,722,742	$ 132,754,068	34,830,859	$ 365,247,684
Reinvestment of dividends and distributions	131,053	1,349,463	221,232	3,367,151	1,701,715	17,795,423
Shares repurchased	(3,324,491)	(34,109,887)	(6,423,252)	(97,976,314)	(8,591,679)	(89,838,518)
	7,686,447	79,083,546	2,520,722	38,144,905	27,940,895	293,204,589
Class B Shares						
Shares sold	352,039	3,620,459	485,816	7,406,128	1,245,585	13,043,228
Reinvestment of dividends and distributions	4,696	48,198	17,595	267,678	68,447	715,778
Shares repurchased	(95,402)	(977,173)	(175,145)	(2,663,979)	(469,294)	(4,920,076)
	261,333	2,691,484	328,266	5,009,827	844,738	8,838,930
Class C Shares						
Shares sold	3,785,184	38,850,788	232,234	3,527,575	1,344,768	14,085,843
Reinvestment of dividends and distributions	10,470	107,838	9,469	144,044	56,024	585,727
Shares repurchased	(1,473,349)	(15,130,681)	(185,283)	(2,809,963)	(358,106)	(3,748,734)
	2,322,305	23,827,945	56,420	861,656	1,042,686	10,922,836
Institutional Shares						
Shares sold	13,027,870	134,108,573	4,413,319	66,887,294	30,519,447	319,478,682
Reinvestment of dividends and distributions	177,209	1,820,065	182,917	2,770,441	1,624,310	16,992,967
Shares repurchased	(7,925,157)	(81,498,784)	(6,170,751)	(93,650,017)	(12,845,052)	(133,979,930)
	5,279,922	54,429,854	(1,574,515)	(23,992,282)	19,298,705	202,491,719
Service Shares						
Shares sold	2,956	30,000	18,835	286,319	—	—
Reinvestment of dividends and distributions	157	1,614	38	590	—	—
Shares repurchased	(126)	(1,296)	(5,687)	(86,077)	—	—
	2,987	30,318	13,186	200,832	—	—
NET INCREASE	15,552,994	$ 160,063,147	1,344,079	$ 20,224,938	49,127,024	$ 515,458,074

8. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended October 31, 2001 is as follows:

	Short Duration Tax-Free Fund		Municipal Income Fund		High Yield Municipal Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares						
Shares sold	4,653,783	$ 47,259,208	2,972,961	$ 44,600,938	19,312,815	$200,957,305
Reinvestment of dividends and distributions	78,963	800,307	163,142	2,442,504	922,921	9,642,330
Shares repurchased	(2,898,765)	(29,402,766)	(2,512,575)	(37,905,956)	(3,467,262)	(36,352,654)
	1,833,981	18,656,749	623,528	9,137,486	16,768,474	174,246,981
Class B Shares						
Shares sold	135,472	1,370,773	299,703	4,489,222	2,143,252	22,303,993
Reinvestment of dividends and distributions	4,906	49,624	13,690	205,003	37,089	387,520
Shares repurchased	(111,916)	(1,124,179)	(142,275)	(2,129,441)	(101,288)	(1,060,256)
	28,462	296,218	171,118	2,564,784	2,079,053	21,631,257
Class C Shares						
Shares sold	477,390	4,861,280	156,553	2,337,485	1,258,495	13,132,294
Reinvestment of dividends and distributions	3,129	31,630	6,299	94,377	32,665	341,059
Shares repurchased	(265,065)	(2,683,286)	(44,141)	(665,069)	(368,594)	(3,844,687)
	215,454	2,209,624	118,711	1,766,793	922,566	9,628,666
Institutional Shares						
Shares sold	3,124,942	31,718,264	4,868,072	73,218,324	15,695,973	164,308,145
Reinvestment of dividends and distributions	124,259	1,256,150	152,608	2,288,955	792,120	8,279,038
Shares repurchased	(2,613,300)	(26,384,609)	(2,320,796)	(34,805,607)	(2,928,876)	(30,632,119)
	635,901	6,589,805	2,699,884	40,701,672	13,559,217	141,955,064
Service Shares						
Shares sold	—	—	4,229	65,000	—	—
Reinvestment of dividends and distributions	167	1,687	5	76	—	—
Shares repurchased	(635)	(6,476)	—	—	—	—
	(468)	(4,789)	4,234	65,076	—	—
NET INCREASE	2,713,330	$ 27,747,607	3,617,475	$ 54,235,811	33,329,310	$347,461,968

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	Total distributions
FOR THE YEARS ENDED OCTOBER 31,							
2002 - Class A Shares	$10.26	$0.26[(c)(e)]	$ 0.12[(e)]	$0.38	$(0.28)	$ —	$(0.28)
2002 - Class B Shares	10.25	0.21[(c)(e)]	0.10[(e)]	0.31	(0.21)	—	(0.21)
2002 - Class C Shares	10.26	0.18[(c)(e)]	0.12[(e)]	0.30	(0.20)	—	(0.20)
2002 - Institutional Shares	10.25	0.31[(c)(e)]	0.12[(e)]	0.43	(0.32)	—	(0.32)
2002 - Service Shares	10.24	0.26[(c)(e)]	0.10[(e)]	0.36	(0.26)	—	(0.26)
2001 - Class A Shares	9.94	0.38[(c)]	0.33	0.71	(0.39)	—	(0.39)
2001 - Class B Shares	9.94	0.32[(c)]	0.32	0.64	(0.33)	—	(0.33)
2001 - Class C Shares	9.94	0.29[(c)]	0.34	0.63	(0.31)	—	(0.31)
2001 - Institutional Shares	9.94	0.42[(c)]	0.32	0.74	(0.43)	—	(0.43)
2001 - Service Shares	9.92	0.38[(c)]	0.32	0.70	(0.38)	—	(0.38)
2000 - Class A Shares	9.93	0.39[(c)]	(0.01)	0.38	(0.37)	—	(0.37)
2000 - Class B Shares	9.93	0.33[(c)]	(0.01)	0.32	(0.31)	—	(0.31)
2000 - Class C Shares	9.93	0.32[(c)]	(0.01)	0.31	(0.30)	—	(0.30)
2000 - Institutional Shares	9.93	0.43[(c)]	(0.01)	0.42	(0.41)	—	(0.41)
2000 - Service Shares	9.92	0.38[(c)]	(0.02)	0.36	(0.36)	—	(0.36)
1999 - Class A Shares	10.19	0.34	(0.24)	0.10	(0.34)	(0.02)	(0.36)
1999 - Class B Shares	10.18	0.28	(0.23)	0.05	(0.28)	(0.02)	(0.30)
1999 - Class C Shares	10.18	0.26	(0.22)	0.04	(0.26)	(0.03)	(0.29)
1999 - Institutional Shares	10.18	0.38	(0.23)	0.15	(0.39)	(0.01)	(0.40)
1999 - Administration Shares[(d)]	10.18	0.26[(c)]	(0.12)	0.14	(0.27)	—	(0.27)
1999 - Service Shares	10.18	0.33[(c)]	(0.24)	0.09	(0.33)	(0.02)	(0.35)
1998 - Class A Shares	10.08	0.36[(c)]	0.13	0.49	(0.38)	—	(0.38)
1998 - Class B Shares	10.08	0.30[(c)]	0.12	0.42	(0.32)	—	(0.32)
1998 - Class C Shares	10.07	0.28[(c)]	0.14	0.42	(0.31)	—	(0.31)
1998 - Institutional Shares	10.07	0.39[(c)]	0.13	0.52	(0.41)	—	(0.41)
1998 - Administration Shares	10.07	0.36[(c)]	0.13	0.49	(0.38)	—	(0.38)
1998 - Service Shares	10.07	0.34[(c)]	0.13	0.47	(0.36)	—	(0.36)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

(e) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premium and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and an impact to the ratio of net investment income to average net assets with and without expense reductions by less than 0.01%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.36	3.72%	$118,906	0.79%	2.57%[e]	1.02%	2.34%[e]	31%
10.35	3.10	5,111	1.39	2.01[e]	1.77	1.63[e]	31
10.36	2.94	27,937	1.54	1.80[e]	1.77	1.57[e]	31
10.36	4.23	103,273	0.39	3.00[e]	0.62	2.77[e]	31
10.34	3.62	72	0.89	2.53[e]	1.12	2.30[e]	31
10.26	7.27	38,891	0.79	3.73	1.25	3.27	69
10.25	6.53	2,382	1.39	3.22	2.00	2.61	69
10.26	6.48	3,842	1.54	2.94	2.00	2.48	69
10.25	7.60	48,114	0.39	4.19	0.85	3.73	69
10.24	7.18	41	0.89	3.75	1.35	3.29	69
9.94	3.93	19,451	0.79	3.95	1.19	3.55	66
9.94	3.31	2,026	1.39	3.36	1.94	2.81	66
9.94	3.15	1,581	1.54	3.19	1.94	2.79	66
9.94	4.34	40,301	0.39	4.36	0.79	3.96	66
9.92	3.72	44	0.89	3.86	1.29	3.46	66
9.93	1.00	22,903	0.79	3.37	1.06	3.10	147
9.93	0.49	2,000	1.39	2.80	1.81	2.38	147
9.93	0.34	2,070	1.54	2.62	1.81	2.35	147
9.93	1.50	77,522	0.39	3.79	0.66	3.52	147
10.05[d]	1.37	—	0.64[b]	3.56[b]	0.91[b]	3.29[b]	147
9.92	0.89	173	0.89	3.23	1.16	2.96	147
10.19	4.97	19,881	0.71	3.54	1.74	2.51	141
10.18	4.25	974	1.31	3.06	2.27	2.10	141
10.18	4.19	2,256	1.46	2.82	2.27	2.01	141
10.18	5.25	57,647	0.45	3.92	1.26	3.11	141
10.18	4.99	525	0.70	3.58	1.51	2.77	141
10.18	4.73	2,560	0.95	3.44	1.76	2.63	141

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Year

| | Net asset value, beginning of year | Income (loss) from investment operations | | | Distributions to shareholders | | | |
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gain	Total distributions
FOR THE YEARS ENDED OCTOBER 31,								
2002 - Class A Shares	$15.32	$0.65[(b)(c)]	$(0.01)[(c)]	$ 0.64	$(0.67)	$ —	$ —	$(0.67)
2002 - Class B Shares	15.32	0.54[(b)(c)]	(0.01)[(c)]	0.53	(0.56)	—	—	(0.56)
2002 - Class C Shares	15.33	0.54[(b)(c)]	(0.01)[(c)]	0.53	(0.56)	—	—	(0.56)
2002 - Institutional Shares	15.32	0.71[(b)(c)]	(0.01)[(c)]	0.70	(0.73)	—	—	(0.73)
2002 - Service Shares	15.39	0.64[(b)(c)]	—[(c)(d)]	0.64	(0.66)	—	—	(0.66)
2001 - Class A Shares	14.48	0.67[(b)]	0.82	1.49	(0.65)	—	—	(0.65)
2001 - Class B Shares	14.49	0.56[(b)]	0.81	1.37	(0.54)	—	—	(0.54)
2001 - Class C Shares	14.50	0.56[(b)]	0.81	1.37	(0.54)	—	—	(0.54)
2001 - Institutional Shares	14.48	0.73[(b)]	0.82	1.55	(0.71)	—	—	(0.71)
2001 - Service Shares	14.53	0.61[(b)]	0.88	1.49	(0.63)	—	—	(0.63)
2000 - Class A Shares	14.07	0.67[(b)]	0.41	1.08	(0.67)	—	—	(0.67)
2000 - Class B Shares	14.08	0.57[(b)]	0.40	0.97	(0.56)	—	—	(0.56)
2000 - Class C Shares	14.08	0.57[(b)]	0.41	0.98	(0.56)	—	—	(0.56)
2000 - Institutional Shares	14.07	0.72[(b)]	0.42	1.14	(0.73)	—	—	(0.73)
2000 - Service Shares	14.09	0.68[(b)]	0.42	1.10	(0.66)	—	—	(0.66)
1999 - Class A Shares	15.47	0.63	(1.29)	(0.66)	(0.65)	—	(0.09)	(0.74)
1999 - Class B Shares	15.47	0.51	(1.28)	(0.77)	(0.52)	(0.01)	(0.09)	(0.62)
1999 - Class C Shares	15.47	0.51	(1.28)	(0.77)	(0.51)	(0.02)	(0.09)	(0.62)
1999 - Institutional Shares	15.47	0.70	(1.30)	(0.60)	(0.70)	(0.01)	(0.09)	(0.80)
1999 - Service Shares	15.48	0.65	(1.32)	(0.67)	(0.63)	—	(0.09)	(0.72)
1998 - Class A Shares	14.99	0.65	0.50	1.15	(0.64)	—	(0.03)	(0.67)
1998 - Class B Shares	15.00	0.53	0.49	1.02	(0.52)	—	(0.03)	(0.55)
1998 - Class C Shares	14.99	0.53	0.50	1.03	(0.52)	—	(0.03)	(0.55)
1998 - Institutional Shares	15.00	0.68	0.50	1.18	(0.68)	—	(0.03)	(0.71)
1998 - Service Shares	14.99	0.64	0.49	1.13	(0.61)	—	(0.03)	(0.64)

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares.

(b) Calculated based on the average shares outstanding methodology.

(c) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and an impact to the ratio of net investment income to average net assets with and without expense reductions by less than 0.01%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

(d) Less than $0.005 per share.

Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$15.29	4.30%	$119,161	0.94%	4.27%[c]	1.11%	4.10%[c]	39%
15.29	3.52	16,903	1.69	3.53[c]	1.86	3.36[c]	39
15.30	3.52	6,155	1.69	3.54[c]	1.86	3.37[c]	39
15.29	4.71	76,733	0.54	4.69[c]	0.71	4.52[c]	39
15.37	4.24	270	1.04	4.21[c]	1.21	4.04[c]	39
15.32	10.48	80,735	0.94	4.47	1.18	4.23	22
15.32	9.57	11,902	1.69	3.72	1.93	3.48	22
15.33	9.64	5,300	1.69	3.72	1.93	3.48	22
15.32	10.91	100,970	0.54	4.86	0.78	4.62	22
15.39	10.48	67	1.04	4.30	1.28	4.06	22
14.48	7.87	67,315	0.94	4.74	1.28	4.40	67
14.49	7.07	8,776	1.69	3.99	2.03	3.65	67
14.50	7.07	3,292	1.69	3.99	2.03	3.65	67
14.48	8.30	56,376	0.54	5.10	0.88	4.76	67
14.53	7.98	1	1.04	4.82	1.38	4.48	67
14.07	(4.46)	90,443	0.94	4.15	1.14	3.95	70
14.08	(5.10)	9,334	1.69	3.40	1.89	3.20	70
14.08	(5.10)	4,379	1.69	3.40	1.89	3.20	70
14.07	(4.07)	16,197	0.54	4.58	0.74	4.38	70
14.09	(4.49)	2	1.04	4.35	1.24	4.15	70
15.47	7.79	91,158	0.87	4.25	1.64	3.48	57
15.47	6.91	6,722	1.62	3.44	2.16	2.90	57
15.47	6.98	2,862	1.62	3.38	2.16	2.84	57
15.47	8.00	6,154	0.58	4.41	1.12	3.87	57
15.48	7.68	2	1.08	4.21	1.62	3.67	57

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, at beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED OCTOBER 31,							
2002 - Class A Shares	$10.57	$0.57[d]	$(0.19)[d]	$0.38	$(0.58)	$(0.03)	$(0.61)
2002 - Class B Shares	10.57	0.49[d]	(0.19)[d]	0.30	(0.50)	(0.03)	(0.53)
2002 - Class C Shares	10.57	0.49[d]	(0.19)[d]	0.30	(0.50)	(0.03)	(0.53)
2002 - Institutional Shares	10.57	0.61[d]	(0.19)[d]	0.42	(0.62)	(0.03)	(0.65)
2001 - Class A Shares	10.18	0.59	0.41	1.00	(0.61)	—	(0.61)
2001 - Class B Shares	10.18	0.51	0.41	0.92	(0.53)	—	(0.53)
2001 - Class C Shares	10.18	0.52	0.40	0.92	(0.53)	—	(0.53)
2001 - Institutional Shares	10.18	0.64	0.40	1.04	(0.65)	—	(0.65)
FOR THE PERIOD ENDED OCTOBER 31,							
2000 - Class A Shares (commenced April 3, 2000)	10.00	0.33	0.17	0.50	(0.32)	—	(0.32)
2000 - Class B Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46	(0.28)	—	(0.28)
2000 - Class C Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46	(0.28)	—	(0.28)
2000 - Institutional Shares (commenced April 3, 2000)	10.00	0.36	0.16	0.52	(0.34)	—	(0.34)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and a decrease to the ratio of net investment income to average net assets with and without expense reductions by 0.04%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.34	3.66%	$585,882	0.99%	5.41%[d]	1.04%	5.36%[d]	52%
10.34	2.88	40,428	1.74	4.70[d]	1.79	4.65[d]	52
10.34	2.88	30,696	1.74	4.68[d]	1.79	4.63[d]	52
10.34	4.07	470,905	0.59	5.84[d]	0.64	5.79[d]	52
10.57	10.05	303,622	0.99	5.68	1.08	5.59	61
10.57	9.23	32,403	1.74	4.91	1.83	4.82	61
10.57	9.23	20,359	1.74	4.94	1.83	4.85	61
10.57	10.48	277,301	0.59	6.09	0.68	6.00	61
10.18	5.06	121,702	0.99[b]	5.71[b]	1.27[b]	5.43[b]	52
10.18	4.60	10,039	1.74[b]	4.99[b]	2.02[b]	4.71[b]	52
10.18	4.60	10,213	1.74[b]	4.95[b]	2.02[b]	4.67[b]	52
10.18	5.30	128,997	0.59[b]	6.14[b]	0.87[b]	5.86[b]	52

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Municipal Income Fund and Goldman Sachs High Yield Municipal Fund (three of the funds comprising the Goldman Sachs Trust) (the ''Funds'') as of October 31, 2002, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the three periods in the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the periods ended October 31, 1998 and 1999 were audited by other auditors whose report, dated December 10, 1999, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2002 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights, audited by us, referred to above present fairly, in all material respects, the financial position of Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Municipal Income Fund and Goldman Sachs High Yield Municipal Fund at October 31, 2002, the results of their operations, the changes in their net assets and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
December 10, 2002

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Goldman Sachs Trust (the "Trust")[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru **Age: 60**	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (since 1989); Member of Cornell University Council (since 1992); Trustee of the Walnut Street Theater (since 1992); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors-III and IV (since November 1998) and Equity-Limited Investors II (since April 2002); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Patrick T. Harker **Age: 44**	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Mary P. McPherson **Age: 67**	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978-1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988-1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Wilma J. Smelcer **Age: 53**	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief Administrative Officer, Bank of America, Illinois (1996-1997); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Richard P. Strubel **Age: 63**	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); the Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
***Gary D. Black** **Age: 41**	Trustee	Since 2002	Managing Director, Goldman, Sachs & Co. (''Goldman Sachs'') (since June 2001); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst Sanford Bernstein (February 1992-December 1998). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
***James McNamara** **Age: 39**	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
***Alan A. Shuch** **Age: 52**	Trustee	Since 1990	Advisory Director—Goldman Sachs Asset Management (''GSAM'') (since May 1999); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
***Kaysie P. Uniacke** **Age: 41**	President & Trustee	Since 2002 Since 2001	President—Goldman Sachs Mutual Fund Complex (registered investment companies). (since 2002) Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies). (since 2001) Managing Director, GSAM (since 1997); and Vice President and Senior Fund Manager, GSAM (1988 to 1997). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies). (1997-2002)	61	None

* These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees which may be changed by the Trustees without shareholder vote) or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of October 30, 2002, the Trust consisted of 55 portfolios and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Investment Company Act of 1940. Additional information about the Trustees is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 41	President &	Since 2002	Managing Director, GSAM (since 1997); and Vice President and Senior Fund Manager, GSAM (1988 to 1997).
	Trustee	Since 2001	President—Goldman Sachs Mutual Fund Complex (since 2002) (registered investment companies). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies). (1997-2002)
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 42	Vice President	Since 1997	Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997-December 1999); and Vice President and General Manager, First Data Corporation—Investor Services Group (1994 to 1997). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
James McNamara 4900 Sears Tower Chicago, IL 60606 Age: 40	Trustee &	Since 2002	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998).
	Vice President	Since 2001	Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Vice President, Goldman Sachs (since July 1995); and Director/Fund Accounting & Custody, Investors Bank & Trust Company (November 1993-July 1995). Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 37	Secretary	Since 2001	Managing Director, Goldman Sachs (since November 2002); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (since December 1997) Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Goldman Sachs Trust — Tax-Free Funds Tax Information (Unaudited)

During the year ended October 31, 2002, 100%, 100% and 99.9% of the distributions from net investment income paid by Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Municipal Income Fund and Goldman Sachs High Yield Municipal Fund, respectively, were exempt-interest dividends and as such, are not subject to U.S. federal income tax.

Pursuant to Section 852 of the Internal Revenue Code, the Goldman Sachs High Yield Municipal Fund designates $6,653 as capital gain dividends paid during the year ended October 31, 2002.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $299.4 billion in assets under management as of September 30, 2002 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results
- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products
- Thoughtful Solutions
- Risk Management

Outstanding Client Service
- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund†
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund
- CORE℠ Tax-Managed Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund*
- Enhanced Income Fund

Money Market Funds[1]

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[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

*Effective July 1, 2002 the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.

† The Goldman Sachs Concentrated Growth Fund was launched on September 3, 2002.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Goldman, Sachs & Co. is the distributor of the Funds.

Under normal conditions, the Short Duration Tax-Free Fund will invest at least 80% of its net assets in tax-exempt securities. Although it does not expect to do so, the Fund may invest up to 20% of its net assets in private activity bonds that may subject certain investors to the federal alternative minimum tax. Investment income may be subject to state income taxes.

The Municipal Income Fund may include securities whose income may be subject to the federal alternative minimum tax and state income taxes.

Income from the Fund may be subject to state and local income taxes and the alternative minimum tax. Also, market discount over a de minimus threshold is subject to federal taxes. High yield, lower rated securities involve greater price volatility and present greater risks than higher rated fixed income securities. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

FI/TFAR / 8.8K /12-02